The 120th Ordinary General Shareholders’ Meeting Notice of Convocation Date and time: 10:00 a.m., Tuesday, June 18, 2024 Venue: Toyota Head Office, 1, Toyota-cho, Toyota City, Aichi Prefecture Resolutions: TMC Proposals Proposed Resolution 1: Election of 10 Members of the Board of Directors Proposed Resolution 2: Election of 1 Audit & Supervisory Board Member Proposed Resolution 3: Election of 1 Substitute Audit & Supervisory Board Member Shareholder Proposal Proposed Resolution 4: Partial Amendments to the Articles of Incorporation (Issuing annual report on the alignment with climate-related lobbying activities and the goals of the Paris Agreement) [Graphic Appear here] Picture from the award-winning entries of the 17th Dream Car Art Contest TOYOTA MOTOR CORPORATION (Securities Code 7203)

To Our Shareholders    We would like to thank our shareholders for their continued understanding and support. Over the past year, under a new executive structure, we have endeavored to manage our business with the mindset of “demonstrating our vision in concrete solutions.” Building on the vision and values that have permeated TMC over the past 14 years under the helm of Chairman Toyoda, we have been taking practical approaches to transform ourselves into a mobility company. As part of this move, we formulated the Toyota Mobility Concept outlining the steps we will take for transformation in the previous fiscal year, and have accelerated new initiatives such as putting the multi-pathway strategy into action and laying the groundwork for our on-board software platform Arene OS. We would like to help create a mobility society that brings smiles to people’s faces, with “cars that have diversity” and “cars that create value through integration with social systems.” With these thoughts in mind, we have given shape to a glimpse of the future that Toyota is aiming for at the Japan Mobility Show held last fall. At Toyota, our management is centered around products. To contribute to the happiness of many people through cars. With an unwavering commitment to this starting point and essential values such as safety and security and being fun to drive, we will continue to pursue ever-better cars. In addition, we will create mobility that carries more diverse values and complements customers’ daily lives by raising the mobility of energy and data using cars as a medium. “Let’s change the future of cars.” With this slogan in mind, we will take on the challenge of transforming ourselves into a mobility company together with our colleagues around the world, including ones at the Toyota Group. We look forward to your ongoing warm support. 1

It has already been a little over a year since I became Chairman of TMC. During this time, I have continued to take actions in this once-in-a-century transformational period, always thinking about what the role of TMC’s Chairman should be, and what I myself should do. The issues we are facing today, including carbon neutrality, are challenges that everyone on earth needs to join forces in mind and spirit to tackle together. “If we simply don’t know the right answer, let’s start by doing what we think is best.” This is the mindset that drove us to begin the development of hydrogen engines. The team grew as more people shared our “will,” “passion,” and “action.” Of course, our colleagues from TMC and Group companies are among them. Instead of peculiar hierarchies, we talk normally, from an equal standpoint. Our gaze is always upon the customers and the products, wishing to build a better future. I formulated the Toyota Group Vision in January 2024. “Inventing our path forward, together.” I put my own thoughts into this simple phrase. We should all embrace the spirit of invention within us, think of others, hone our skills, and continue to make the right things. By doing so, we will build a culture of mutual gratitude and ensure the Toyota Group is needed in the future. To this end, members of TMC and Group companies will engage in dialogue at the genba (front lines), always from the perspectives of customers and products, and build a corporate culture of ever-better monozukuri (manufacturing). As the person responsible for the Toyota Group and as master driver, I will lead the effort to restore the authority to the genba at TMC and Group companies by staying in the frontline. We appreciate your ongoing support. 2

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. The Company assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

Toyoda Principles

Five Main Principles of Founder Sakichi Toyoda

- Always be faithful to your duties, thereby contributing to the company and to the overall good.
- Always be studious and creative, striving to stay ahead of the times.
- Always be practical and avoid frivolousness.
- Always strive to build a homelike atmosphere at work that is warm and friendly.
- Always have respect for spiritual matters, and remember to be grateful at all times.

Toyota Philosophy

Signpost in transition to a mobility company


Toyoda Principles
Partnerships
Software
Hardware
Value
The Toyota Way
Mission
Producing Happiness for All
Vision
Creating Mobility for All

Philosophy Cone

Table of Contents

To Our Shareholders 1
Notice of Convocation 4
Reference Documents 7
Business Report 34
1. Outlook of Associated Companies 34
2. Status of Shares 52
3. Status of Members of the Board of Directors and Audit & Supervisory Board Members 53
4. Status of Accounting Auditor 63
5. System to Ensure the Appropriateness of Business Operations and Outline of Implementation Status of Such Systems 64
Consolidated Financial Statements 73
Unconsolidated Financial Statements 85
Independent Auditor's Report and Audit & Supervisory Board's Report 95
Organizational Structure 103
Investor Information 105

Toyota is a Worldwide Olympic/Paralympic Partner in the category of vehicles, mobility support robots and mobility services.

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(Securities Code 7203)

May 23, 2024

(Electronic provision of information starts on: May 13, 2024)

To All Shareholders:

Koji Sato
President, Member of the Board of Directors
TOYOTA MOTOR CORPORATION
1, Toyota-cho, Toyota City, Aichi Prefecture

Notice of Convocation of the 120th Ordinary General Shareholders' Meeting

(Unless otherwise stated, all financial information has been prepared in accordance with accounting principles generally accepted in Japan)

Dear Shareholder,

Please refer to the below for information about the upcoming 120th Ordinary General Shareholders' Meeting (the "General Shareholders' Meeting") of Toyota Motor Corporation ("TMC").

If you are unable to attend the meeting, you may exercise your voting rights via the Internet or by paper ballot. We kindly ask you to review the Reference Documents for the General Shareholders' Meeting below and exercise your voting rights **by no later than 5:30 p.m. on Monday, June 17, 2024 (Japan Time).** Thank you very much for your cooperation.

1. Date and time: 10:00 a.m., Tuesday, June 18, 2024 (Japan Time)

2. Venue: Toyota Head Office, 1, Toyota-cho, Toyota City, Aichi Prefecture

3. Meeting Agenda:

Reports:

Reports on business review, consolidated and unconsolidated financial statements for FY2024 (April 1, 2023 through March 31, 2024) and report by the Accounting Auditor and the Audit & Supervisory Board on the audit results of the consolidated financial statements for FY2024.

Resolutions:

TMC Proposals	Proposed Resolution 1:	Election of 10 Members of the Board of Directors
	Proposed Resolution 2:	Election of 1 Audit & Supervisory Board Member
	Proposed Resolution 3:	Election of 1 Substitute Audit & Supervisory Board Member

Shareholder Proposal	Proposed Resolution 4:	Partial Amendments to the Articles of Incorporation (Annual review and report on impact on TMC caused by climate-related lobbying activities and the alignment with the goals of the Paris Agreement)

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. The Company assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

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In convening this General Shareholders’ Meeting, TMC has taken measures to electronically provide the information, and its electronic provision is posted on the following website: [TMC website] https://global.toyota/en/ir/stock/shareholders/ In addition to the above, the information is posted on the following website: [Tokyo Stock Exchange website] https://www2.jpx.co.jp/tseHpFront/JJK020010Action.do?Show=Show Access the TSE website above, search “TOYOTA MOTOR CORPORATION” or our securities code “7203,” select “Basic information” and go to “Documents for public inspection/PR information.” Other Information Concerning the Notice of Convocation At this General Shareholders’ Meeting, related reference materials are delivered to shareholders in writing same as before, regardless of whether a request for delivery has been made. Any revisions to matters subject to electronic provision will be posted on the websites above.5

Guidance on Exercise of Voting Rights By attending the meeting Via the Internet By postal mail Date and time of the meeting: Deadline for exercise: Deadline for exercise: 10:00 a.m., June 18, 2024 Enter your vote by no later than Your ballot must reach us by (Japan Time) 5:30 p.m. on June 17, 2024 post no later than 5:30 p.m. on (Japan Time). June 17, 2024 (Japan Time). (1) Points to note when attending the meeting - If you attend the meeting in person, please submit the enclosed ballot at the reception desk. You are also kindly requested to bring this Notice of Convocation as meeting materials when you attend. - Please be advised in advance that you may be guided to an alternative venue if the main venue becomes fully occupied. - Only our shareholders are allowed to enter the venue. Persons who are attending as proxies of shareholders need to be themselves shareholders. Shareholders who concurrently exercise the voting rights of other shareholders are kindly requested to submit their ballots as shareholders in addition to their ballots for voting as proxies together with documents certifying their status as proxies. (2) Split voting - If you intend to engage in split voting, please notify us to that effect and state the reasons for the split voting at least three days prior to the General Shareholders’ Meeting. (3) Exercise of voting rights - If you exercise your voting rights both by paper ballot and via the Internet, only the vote via the Internet will be deemed valid. If you exercise your voting rights several times via the Internet, only the last vote will be deemed valid. - If you do not indicate your approval or disapproval of any of the proposed resolutions on the ballot returned to us, we will treat TMC proposals as approved and the shareholder proposal as disapproved. (4) Other information - For shareholders who require sign-language interpretation: Please consult with the staff at the reception desk at the venue. 6

Reference Documents Proposed resolutions and reference matters Proposed Resolution 1: Election of 10 Members of the Board of Directors The Members of the Board of Directors are selected based on comprehensive consideration of their responsibilities to ensure TMC’s sustainable growth and to enhance its corporate value over the medium to long term. TMC believes that it is critical to appoint individuals who practice “product-centered and region-centered management” and contribute to decision-making aimed at sustainable growth into the future based on the “Toyota Philosophy”*1. Moreover, these individuals should be able to play a significant role in transforming TMC into a mobility company through responding to electrification, intelligence, and diversification based on trust and friendship and internal two-way interactive teamwork, while working towards the solution of climate change and other social challenges. We believe that the four candidates for outside members of the Board of Directors will bring contributions to the roles and expectations that TMC envisions for Outside Members of the Board of Directors and Outside Audit & Supervisory Board Members. All four candidates satisfy TMC’s revised “Independence Assessment Criteria”*2. TMC expects them to draw on their broad experience and insight in advancing our business from an independent standpoint. The knowledge, experience, and abilities, etc. of the Members of the Board of Directors are listed in a skills matrix*3, and TMC’s Board of Directors is to consist of persons with a balance of abilities and diversity in order to make important business decisions and supervise management appropriately. TMC’s Executive Appointment Meeting, of which more than half the members are outside members of the Board of Directors, makes recommendations to the Board of Directors regarding the appointment of Members of the Board of Directors. The tenure of the office of all 10 members of the current Board of Directors will expire upon the conclusion of this General Shareholders’ Meeting. Accordingly, we hereby request the appointment of 10 Members of the Board of Directors. The candidates for the positions are as follows. *1 Please see the “Toyota Philosophy” on page 3. *2 Please refer to the “Roles of and Expectations for Outside Members of the Board of Directors and Outside Audit & Supervisory Board Members and Independence Assessment Criteria” on pages 23 and 24. *3 Please refer to the skills matrix shown on pages 25 and 26. 7

List of candidates for Directors

Candidate No.		Name	Gender	Age	Tenure as Director	Outside/ Independent Member	Position / responsibilities at TMC			Number of BoD meetings attended *
							Meetings			
							Executive Appointment Meeting	Executive Compensation Meeting	Areas of responsibility	
1	Reappointed	Akio Toyoda	Male	68	24				Chairman of BoD	94% (15/16)
2	Reappointed	Shigeru Hayakawa	Male	70	9		Chairman	Chairman	Chief Privacy Officer	100% (16/16)
3	Reappointed	Koji Sato	Male	54	1				Chief Executive Officer	100% (13/13)
4	Reappointed	Hiroki Nakajima	Male	62	1				Chief Technology Officer	100% (13/13)
5	Reappointed	Yoichi Miyazaki	Male	60	1		Member	Member	Chief Financial Officer Chief Competitive Officer	100% (13/13)
6	Reappointed	Simon Humphries	Male	57	1				Chief Branding Officer	100% (13/13)
7	Reappointed	Ikuro Sugawara	Male	67	6	Outside Independent	Member	Member		100% (16/16)
8	Reappointed	Sir Philip Craven	Male	73	6	Outside Independent	Member	Member		94% (15/16)
9	Reappointed	Masahiko Oshima	Male	63	1	Outside Independent	Member	Member		100% (13/13)
10	Reappointed	Emi Osono	Female	58	1	Outside Independent	Member	Member		100% (13/13)

*Describes the status of attendance at the Board of Directors for the year ended March 31, 2024.

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Following are the nominees

Candidate No. 1

Reappointed



Akio Toyoda

Male

May 3, 1956 (Age: 68)

Chairman of the Board of Directors

Tenure as Director

24 years

Number of Board of Director meetings attended

15/16 (94%)

Number of TMC shares owned

23,466,258 shares

Important concurrent duties

Chairman of TOYOTA FUDOSAN CO., LTD.

Member of the Board of Directors of DENSO CORPORATION

Representative Director of ROOKIE Racing, Inc.

Chairman of TOYOTA GAZOO Racing World Rally Team

Position and areas of responsibility

Chairman of the Board of Directors

Brief career summary

Apr. 1984 Joined TMC
- Gained experience in disparate departments, including production and marketing departments, and promoted the operational reform of dealers based on the Toyota Production System. He also promoted the launch of Gazoo, a website presenting information on vehicles.
- Served as an executive vice president at New United Motor Manufacturing, Inc., a U.S. production joint venture, with General Motors Company in the U.S. in 1998.

Jun. 2000 Member of the Board of Directors of TMC
Jun. 2002 Managing Director of TMC
Jun. 2003 Senior Managing Director of TMC
Jun. 2005 Executive Vice President of TMC
Jun. 2009 President of TMC
- Actively led on the front line during crises such as the consolidated operating deficits resulting from the 2009 financial crisis, the large-scale recall issues in 2010 and the temporary suspension of operations resulting from the Great East Japan Earthquake and a flood in Thailand in 2011.
- Attended CES, a consumer electronics trade fair, in Las Vegas, U.S., in 2018 to unveil "e-Palette," a multi-purpose commercial battery electric vehicle using autonomous driving technology and declared TMC's intention to transition to a mobility company.
- After serving as a master driver, he led the "making ever-better cars" initiative as chief officer to check how comfortable the car ride was.
- Sent a message to "5.5 million coworkers in the automotive industry" as Chairman of Japan Automobile Manufacturers Association, Inc. (JAMA) in 2021 and promoted initiatives throughout the entire automotive industry.

Apr. 2023 Chairman of TMC (to present)

Reasons for nomination as a Board of Director candidate

<Recent contribution>

Mr. Akio Toyoda supervises the execution of operations as Chairman by utilizing his rich experience and insights gained from leading TMC for 14 years as President and facing and overcoming various crises.

In particular, he presented the vision "Inventing Our Path Forward, Together" that defines the core principle that must remain unwavering for the Toyota Group to continue as a corporate group accepted by stakeholders. He promotes initiatives for keeping close relationships with those on the front-lines, based on his belief that making improvements in governance requires changes in the behavior of each and every individual. In his training seminar for next-generation leaders (Akio Toyoda's *Juku*) and at other events, he conveys the values he considers to be important through honest dialogue and getting together to drive.

In "making ever-better cars" with motorsports as a starting point, he strengthens cars by testing their limits in extreme racing environments by repeatedly "driving and fixing" them. By showing how he, as a master driver, never compromises in refining the ride of each car, he promotes development of personnel at the race track. We believe that engines developed in a racing environment can contribute to the realization of carbon neutrality, and a new project was unveiled at Tokyo Auto Salon in January 2024.

He has also been leading the industry as Chair of the Committee on Mobility of the Nippon Keidanren (Japan Business Federation) even after retiring as Chairman of JAMA (Japan Automobile Manufacturers Association), to develop the automotive industry, which is supported by 5.5 million auto industry participants in Japan, into a mobility industry. At the Japan Mobility Show 2023 in October 2023, a record-high number of companies set up exhibitions, including about 100 startups, and the number of visitors far exceeded the show's target.

Moreover, he has continued his efforts to "create fans." He planned and held overseas TOYOTA GAZOO Racing (GR) events in the Philippines, Thailand, and other countries, attracting people of all ages. He is also committed to building relationships with business partners around the world through activities to promote motorsports, as well as contributing to local communities.

As Chairman of the Board of Directors, he is working to improve the effectiveness of the Board of Directors by actively communicating with Outside Members of the Board of Directors and Outside Audit & Supervisory Board Members and taking measures to enable freer and more open expression of views.

<Reasons for nomination as a Board of Director candidate>

Since his days serving as President, Mr. Akio Toyoda has strengthened our competitive edge through "product-centered and region-centered management" and built the current earnings structure along with strong product appeal from a long-term perspective. He will review governance and powerfully pursue TMC's transformation into a mobility company. We believe that he will continue to contribute to the increase of our corporate value in this way. As such, we hereby nominate him as a candidate to continue as a member of the Board of Directors.

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Candidate No. 2

Reappointed



Shigeru Hayakawa

Male

September 15, 1953 (Age: 70)

Vice Chairman of the Board of Directors

Tenure as Director

9 years

Number of Board of Director meetings attended

16/16 (100%)

Number of TMC shares owned

330,127 shares

Important concurrent duties

Representative Director of Institute for International Economic Studies

Position and areas of responsibility

Chief Privacy Officer
Chairman of the Executive Appointment Meeting
Chairman of the Executive Compensation Meeting

Brief career summary

Apr. 1977	Joined Toyota Motor Sales Co., Ltd. - Gained experience in external & public affairs departments and took charge of negotiations at the forefront of U.S.-Japan trade frictions when residing in New York over two periods, for a total of eight years, until 1999.
Jun. 2007	Managing Officer of TMC
Sep. 2007	Toyota Motor North America, Inc. President - Promoted activities to gain supports in American society when facing a decline in the number of automobiles sold, etc. resulting from the 2008 financial crisis.
Apr. 2012	Senior Managing Officer of TMC - Assumed office as the Chief Officer of the External & Public Affairs Group in 2013. Improved communication with customers, local communities, and other stakeholders from a global viewpoint.
Jun. 2015	Member of the Board of Directors and Senior Managing Officer of TMC
Apr. 2017	Vice Chairman of TMC (to present) - Serves as Vice Chairman of the Board of Councillors of Nippon Keidanren (Japan Business Federation), and as Chairman of two committees of the Nippon Keidanren, namely, the Committee on U.S. Affairs and the Committee on Trade and Investment. Also serves as Chairman of the Amicale au Japon pour la Maison de la culture du Japon à Paris, Chairman of Japan-Thailand Economic Cooperation Society, member of the Wise Men Group on the Japan-Brazil Strategic Economic Partnership, and Director of the Boao Forum for Asia to encourage contributions to the stability and development of international society.

Reasons for nomination as a Board of Director candidate

<Recent contribution>

Mr. Shigeru Hayakawa has been promoting the creation of an environment that encourages the support of activities of TMC and the automotive industry in countries and regions worldwide, amid complicated and rapidly changing international situations, by leveraging the personal connections and international experience he has cultivated over the years.

In particular, as Vice Chairman of the Board of Councillors of the Nippon Keidanren, he is engaged in lobbying activities to have the positions of TMC and the automotive industry reflected in policy proposals, as well as in rasing awareness. He also distributes TMC's messages and visions at meetings on pressing issues such as the Green Transformation (GX) Implementation Council and the Committee on Management and Labor Policy. Furthermore, as Chair of the Committee on U.S. Affairs, he works to secure and strengthen communication with influential figures in political and business circles. Representing TMC, he is in frequent contact with key persons in Japan and abroad, building alliances through close communication. Through these activities, he has earned deep trust from outside organizations.

The sports sector is another area of his strength. In addition to his role as Chairman of the Sport Council, an advisory body to the Japan Sports Agency, he helped build close networks through sports inside and outside TMC. In the motorsports sector, he takes the wheel himself and plays a leading role as a development driver, and serves as the spokesperson for the concept of "building alliances" and "making ever-better cars."

As Chief Privacy Officer, he is working to ensure the quality of information by leading audits and controls based on "information security," "privacy governance," and "data protection."

As Chairman of the Executive Appointment Meeting and the Executive Compensation Meeting, he strives to improve the effectiveness of the Board of Directors by compiling proposals for appointments and compensation based on the qualities required of members of the Board of Directors of TMC, taking into consideration the opinions of Outside Members of the Board of Directors, who constitute the majority of such Meetings. He also leads the formulation of proposals for appointments and compensation that fairly assess the talents needed for TMC's transformation into a mobility company.

<Reasons for nomination as a Board of Director candidate>

Mr. Shigeru Hayakawa promotes privacy governance initiatives while considering geopolitical risks amid a growing sense of uncertainty worldwide. He chairs the Executive Appointment Meeting and the Executive Compensation Meeting. We believe that he will continue to contribute to the increase in our corporate value. As such, we hereby nominate him as a candidate to continue as a member of the Board of Directors.

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Candidate No.	3

Reappointed



Koji Sato

Male

October 19, 1969 (Age: 54)

President, Member of the Board of Directors

Tenure as Director

1 year

Number of Board of Director meetings attended

13/13 (100%)

Number of TMC shares owned

55,863 shares

Important concurrent duties

Chairman of TOYOTA GAZOO Racing Europe GmbH

Chairman of Toyota Motor North America, Inc.

Position and areas of responsibility

Chief Executive Officer

Brief career summary

Apr.	1992	Joined TMC - Belonged to the Chassis Engineering Department, in charge of product planning mainly of the Camry and Lexus GS. - In 2011, Lexus GS received negative feedback. This led him to revisit the nature of the Lexus brand. As the Chief Engineer of the Lexus LC in 2016, he and his team took on the challenge in car design of achieving the technically impossible. He reinvented Lexus as a brand that “people who know authenticity choose at the end of the day,” and contributed to raising its brand value.
Apr.	2017	Executive General Manager of TMC
Jan.	2020	Operating Officer of TMC - As the President of Lexus International Co., he envisioned its electrification efforts named LEXUS ELECTRIFIED. Launched the NX in 2021 and drove development of the lineup, transforming Lexus into a forerunner of electrification. - As the President of GAZOO Racing Company, he aggressively pushed for the introduction of cars to be deployed into races with cutting-edge technology that were still under development. He chose agile development as the method to perfect car models, having drivers and their cars endure thorough trial and error. He led development of the GR Yaris and hydrogen engine-powered Corolla. He lives the spirit of “making ever-better cars through motorsports.”
Jan.	2021	Operating Officer of TMC (current system)
Apr.	2023	Operating Officer and President of TMC
Jun.	2023	President, Member of the Board of Directors and Operating Officer of TMC (to present)

Reasons for nomination as a Board of Director candidate

<Recent contribution>

Since assuming the position of President in April 2023, Mr. Koji Sato has led the concrete implementation of management strategies toward TMC’s transformation into a mobility company, while leveraging the foundation built from years of “product-centered and region-centered management” and engaging in dialogue with stakeholders in each region worldwide under the slogan of “Let’s change the future of cars.”

Specifically, he first formulated the “Toyota Mobility Concept,” which summarizes the three specific areas of our efforts for transformation: “transitioning cars to mobility,” “expanding mobility access,” and “synergy of mobility and infrastructure.” Based on this concept, he demonstrated what TMC aims to become through its products, technology, and manufacturing at the Toyota Technical Workshop and the Japan Mobility Show 2023 held in 2023.

Toward carbon neutrality, he put the “multi-pathway strategy” into specific action by emphasizing a future vision of mobility to evolve into a society that runs on “electricity” and “hydrogen” in the mid- to long-term, and diversifying options that are in tune with the lifestyles of the people in each region in the short term.

As one of the initiatives, he worked to materialize the “Software Defined Vehicle (SDV),” which changes the architecture of vehicles and will lead the value of mobility through the planning and development of next-generation battery EVs. He worked on SDVs to trigger further relationship-building for co-creation with partners inside and outside the automotive industry in a bid to create new value for vehicles that is close to people’s lifestyles and integrated with social systems.

To maintain and improve TMC’s competitiveness, he enhanced comprehensive investment in human capital, in the belief that they are critical to develop a foundation for all employees to realize their full potential, including sustainable workstyles and workplace environments and a corporate culture in which diverse values can be shared and challenges can be taken on without fear of failure. For improving governance, he visited the field in the wake of the certification misconduct at Group companies and engaged in dialogue with Group management and frontline members to create a system to ensure the effectiveness of governance. As Chair of the Sustainability Meeting, he also takes the lead on key themes aimed at the enduring development of society and corporations.

<Reasons for nomination as a Board of Director candidate>

Mr. Koji Sato is driven by the principle of having cars serve as the means for making society richer. He has demonstrated leadership in accelerating the implementation of this vision while earning the trust and empathy of stakeholders inside and outside of TMC and we believe that he will contribute to the increase of our corporate value. As such, we hereby nominate him as a candidate to continue as a member of the Board of Directors.

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Candidate No.	4

Reappointed



Hiroki Nakajima

Male

April 10, 1962 (Age: 62)

Member of the Board of Directors

Tenure as Director

1 year

Number of Board of Director meetings attended

13/13 (100%)

Number of TMC shares owned

20,000 shares

Important concurrent duties

President of Commercial Japan Partnership Technologies Corporation

Position and areas of responsibility

Chief Technology Officer

Brief career summary

Apr.	1987	Joined TMC - After working in the production engineering field, he gained experience in vehicle body design. He was in charge of developing compact cars such as iQ when he belonged to the Vehicle Development Center from 2005. - In charge of developing Hilux and other global strategy models as a Chief Engineer of Innovative International Multi-purpose Vehicle (IMV), from 2011. - As the Executive Chief Engineer of car-frames and commercial vehicles from 2014, he was in charge of development of the new IMV series. Promoted the development of vehicles that combine greater vehicle reliability and comfort than previous models.
Apr.	2014	Executive General Manager of TMC
Apr.	2015	Managing Officer of TMC
Jan.	2020	Operating Officer of TMC - Took office as President of Mid-size Vehicle (MS) Company from 2020, and concurrently served as President of CV Company from 2021. Led car-making in a wide range of product lines from passenger vehicles to commercial vehicles.
Apr.	2023	Operating Officer and Executive Vice President of TMC (current system)
Jun.	2023	Member of the Board of Directors, Operating Officer and Executive Vice President of TMC (to present)

Reasons for nomination as a Board of Director candidate

<Recent contribution>

As Chief Technology Officer, Mr. Hiroki Nakajima promotes technology development by utilizing his experience in and knowledge of a wide range of vehicle development from passenger vehicles to commercial vehicles to spur TMC's transformation into a mobility company.

Specifically, he accelerated the "Toyota Mobility Concept" from three approaches of electrification, intelligence, and diversification, and actively presented TMC's technical capabilities and commitment to development at the Toyota Technical Workshop held in June 2023.

For electrification, he put the "multi-pathway strategy" into specific action and presented a vision for each powertrain, from battery EVs to plug-in hybrid electric vehicles (HEVs) and hydrogen mobility, pivoting on HEVs. For intelligence, he led the development of the "Arene" and other software platforms, in the belief that the value of future vehicles, including the "Software Defined Vehicles (SDVs)," is to seamlessly connect cars to people's lifestyles and provide experiences and services that are one step ahead of customers' expectations. For diversification, he led development and collaboration with other companies to realize the vision of "Mobility for All," which is a concept to provide mobility to all customers on land, ocean, and air.

As the President of Commercial Japan Partnership Technologies Corporation (CJPT), he promotes the social implementation of commercial vehicles connected to infrastructure aimed at solving issues in the logistic industry and achieving carbon neutrality. In Asia, he accelerated initiatives to realize carbon neutrality in the three domains of data, mobility, and energy with Siam Cement Group (SCG) and Charoen Pokphand Group (CP).

In the wake of the certification misconduct at Group companies, he repeatedly visited worksites, engaged in dialogue with frontline workers, and led revitalization efforts. He also reviewed TMC's projects in order to enhance preparedness for challenges of the future. He strongly promotes initiatives for members to reaffirm their approach to work and the growth of skillsets.

<Reasons for nomination as a Board of Director candidate>

"Product-centered management" becomes increasingly important as TMC's total accelerates its transformation into a mobility company. Mr. Hiroki Nakajima will play a key role in initiatives for electrification, realization of intelligent society, and diversification, and proactively address the certification misconduct at Group companies, and thereby contribute to the increase of our corporate value. As such, we hereby nominate him as a candidate to continue as a member of the Board of Directors.

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Candidate No.	5

Reappointed



Yoichi Miyazaki

Male

October 19, 1963 (Age: 60)

Member of the Board of Directors

Tenure as Director

1 year

Number of Board of Director meetings attended

13/13 (100%)

Number of TMC shares owned

43,669 shares

Important concurrent duties

—

Position and areas of responsibility

Chief Financial Officer
Chief Competitive Officer
Member of the Executive Appointment Meeting
Member of the Executive Compensation Meeting

Brief career summary

Apr.	1986	Joined TMC - Served as General Manager of Sales & Operation Planning Div. in 2012, and coordinated global supply and demand systems, including Japan. Tackled business crises including the Great East Japan Earthquake and yen appreciation to maximize sales opportunities and profit.
Apr.	2015	Managing Officer of TMC - From 2015, handled the product lineup for the Toyota New Global Architecture (TNGA). Marketed many models aligning them with the business and sales strategies of each region. Contributed to raising the level of competitiveness in each region.
Jan.	2019	Operating Officer of TMC - As Regional CEO of Asia operations from 2020, he was posted there to direct product and business planning of the Innovative International Multi-purpose Vehicle Zero (IMV0) commercial vehicles. Revisiting the nature of cars, "cars at work," he led creating products that meet diverse customer needs. Other efforts include new businesses, value chain promotion, as part of his initiative to reform the earnings structure of Asia operations.
Apr.	2022	Operating Officer of TMC (current system)
Apr.	2023	Operating Officer and Executive Vice President of TMC
Jun.	2023	Member of the Board of Directors, Operating Officer and Executive Vice President of TMC (to present)

Reasons for nomination as a Board of Director candidate

<Recent contribution>

Mr. Yoichi Miyazaki serves as Chief Financial Officer and Chief Competitive Officer. He drives product launches and business strategies in each region in line with TMC's transformation into a mobility company, as well as financial and capital strategies to support these efforts.

Specifically, he has been working closely with regional CEOs to understand the changing environments and customer needs in each region in a timely manner, and to promote the implementation and practice of business operation plans in the short-, medium- and long-term. He also promotes the expansion of the value chain business to further strengthen the earnings structure, bolstering existing business domains such as replacement parts, accessories and finance, as well as developing new businesses in the energy management business domain. In India, where growth is expected, he led the establishment of a new headquarters that prioritizes business in India, a transfer of business functions to expedite on-site decision making, and the decision to invest in the establishment of a new plant.

Under the "multi-pathway strategy," he led TMC's response to strong demand for hybrid electric vehicles. In the area of battery electric vehicles (BEVs), he has steered the entire BEV business, including the establishment of a system for the production and supply of vehicles, and led battery-related investment decisions and procurement infrastructure worldwide, while taking into account changes in regional demand.

In terms of financial and capital strategies, he steadily strengthens our earnings structure and promotes the optimal allocation of capital by reviewing strategic shareholdings and intra-Group cross-shareholdings, investing in the future, and shareholder returns to build an optimized balance sheet.

In the wake of the certification misconduct at Group companies, he led the development of business strategies while promoting open dialogue with Group companies to determine the impact. He also examined the definition of frontline work and revised and eliminated tasks to create extra capacity to plant seeds for the future at TMC. In labor-management talks, he led open relationship building by engaging in honest and frank dialogue with members about the joys and rewards of their work.

<Reasons for nomination as a Board of Director candidate>

As TMC accelerates its transformation into a mobility company, it is expected that Mr. Yoichi Miyazaki will strengthen the competitiveness of each regional business in "region-centered management" and in new domains, as well as promote transformation to improve the earnings structure and optimize the balance sheet. Therefore, we believe he will contribute to the increase of our corporate value, and hereby nominate him as a candidate to continue as a member of the Board of Directors.

13

Candidate No.	6

Reappointed



Simon Humphries

Male

March 30, 1967 (Age: 57)

Member of the Board of Directors

Tenure as Director

1 year

Number of Board of Director meetings attended

13/13 (100%)

Number of TMC shares owned

11,126 shares

Important concurrent duties

Executive Vice President of Calty Design Research, Inc.

Position and areas of responsibility

Chief Branding Officer

Brief career summary

Sep. 1988	Joined DCA Design in UK. · He started his career as a product designer at DCA Design in UK in 1988 and in 1989 moved to ILI Design Inc in Japan.
Sep. 1994	Joined TMC · Initially he worked in design R&D. In 2002 devised and implements the Toyota and Lexus design philosophies grounded in Japanese culture of harmonizing opposing elements to create new values. For Toyota, "Vibrant Clarity", harmonizing the emotional with the rational. For Lexus, "L-finesse", the harmony of leading edge and finesse. Both philosophies form the basis on which designers redefine the design directions of both the Toyota and Lexus brands. After that, supervised car design for many projects including both advanced and mass production models.
Jul. 2016	President of Toyota Europe Design Development S.A.R.L. - He led the creation of future mobility proposals with designs that anticipate needs of customers and society. The e-Palette and the 2019 Tokyo Motor Show concepts embody new values that also introduce new business models with services catering to diverse needs. He also oversaw production oriented concept models such as the Aygo X and the Yaris Cross.
Jan. 2018	Executive General Manager of TMC
Apr. 2023	Operating Officer of TMC
Jun. 2023	Member of the Board of Directors and Operating Officer of TMC (to present)

Reasons for nomination as a Board of Director candidate

<Recent contribution>

As Chief Branding Officer, Mr. Simon Humphries drives the planning of future mobility to realize TMC's vision "Creating Mobility for All."

Specifically, he determined that transforming into a mobility company is not only about movement but offering unique solutions for everyone to make their lives richer pivoting on mobility. In his presentation at the Japan Mobility Show 2023 in October 2023, he emphasized that mobility will push the boundaries of value it offers according to the customer's lifestyle and play an active part in the future society envisioned in the "Toyota Mobility Concept."

To this end, TMC made a conscious decision to bring the new Land Cruiser "back to its roots," focusing on its essence and fundamental quality, and flesh out what would be core to the concept going forward. Maintaining the strengths achieved by the founders as a vehicle you can rely on to bring you back safe and sound, the Land Cruiser family has evolved down the years into a car that offers value enjoyed in all parts of the globe.

The new Century inherits the value of a chauffeur-driven vehicle, which represents Japanese traditions, sensibilities, and even philosophy, and has evolved to meet the needs of a new generation of customers. He has branched out the chauffeur-driven car concept into a lineup strategy including not only the Century but also the Alphard and Crown, elevating their product value.

A basic policy for office branding is currently in the works as he strives to achieve a work environment that unleashes the creativity of all the diverse members at work.

<Reasons for nomination as a Board of Director candidate>

It is expected that Mr. Simon Humphries will devise concepts to maximize the value TMC offers and provide diverse mobility solutions that are tailored to the customer as TMC transforms itself into a mobility company. We believe that his contribution will increase our corporate valuation. As such, we hereby nominate him as a candidate for member of the Board of Directors.

14

Candidate No.	7

Reappointed

Outside

Independent



Ikuro Sugawara

Male

March 6, 1957 (Age: 67)

Member of the Board of Directors

Tenure as Director

6 years

Number of Board of Director meetings attended

16/16 (100%)

Number of TMC shares owned

—

Important concurrent duties

Outside Director of Hitachi, Ltd.

Outside Director of FUJIFILM Holdings Corporation

Position and areas of responsibility

Member of the Executive Appointment Meeting
Member of the Executive Compensation Meeting

Brief career summary

Apr. 1981	Joined Ministry of International Trade and Industry - Resided in Washington D.C. for three years, from 1997, to focus on gathering information related to social security and network creation.
Jul. 2010	Director-General of the Industrial Science and Technology Policy and Environment Bureau, Ministry of Economy, Trade and Industry
Sep. 2012	Director-General of the Manufacturing Industries Bureau, Ministry of Economy, Trade and Industry - Concurrently served as an officer responsible for forming the Basic Policies for Macroeconomic Growth and made efforts to manage and execute related measures.
Jun. 2013	Director-General of the Economic and Industrial Policy Bureau, Ministry of Economy, Trade and Industry
Jul. 2015	Vice-Minister of Ministry of Economy, Trade and Industry
Jul. 2017	Retired from the Ministry of Economy, Trade and Industry
Aug. 2017	Special Advisor to the Cabinet
Jun. 2018	Retired as Special Advisor to the Cabinet
Jun. 2018	Member of the Board of Directors of TMC (to present)

Reasons for nomination as an outside member of the Board of Director candidate

<Recent contribution>

Mr. Ikuro Sugawara has supervised the execution of operations from an independent standpoint as an outside member of the Board of Directors.

Specifically, by utilizing his experience and knowledge in policy-making and organizational management related to governance, global environmental issues, and energy, which he cultivated when serving as a government official, he led discussions among Outside Members of the Board of Directors and Outside Audit & Supervisory Board Members on the certification misconduct at Group companies and made recommendations for effective group governance. He also proactively gives advice on intra-Group cross-shareholdings and strategic shareholdings. Furthermore, he accurately pointed out the need for a flexible review of the "multi-pathway strategy" toward carbon neutrality in light of geopolitical risks, eyeing trends in the capital market mainly in terms of international relations.

As a member of the Executive Appointment Meeting and the Executive Compensation Meeting, he has contributed to developing appropriate proposals by making comments on various issues. For example, he verified the appropriateness of appointment proposals by making accurate comments, engaged in talent development and executive candidate selection through interviews with young candidates, as well as planted seeds for the future and developed a compensation system for TMC aimed at the enhancement of corporate value over the medium- to long-term.

<Reasons for nomination as an outside member of the Board of Director candidate>

We believe that Mr. Ikuro Sugawara is able to give advice on our responses to complicated international situations from an independent standpoint by utilizing his high level of expertise and broad network. We believe that he will continue to contribute to increasing of our corporate value. As such, we hereby nominate him as a candidate to continue as an outside member of the Board of Directors.

Although Mr. Ikuro Sugawara has no direct experience of being involved in corporate management, for the reasons stated above, we believe that he will be able to appropriately perform his duties as an outside member of the Board of Directors.

<Independence of Outside Director>

There is no special interest between TMC or its consolidated subsidiaries and Mr. Ikuro Sugawara. TMC has determined that there are no conflicts of interest with shareholders and investors.

Notes: 1. Registration as independent director

Mr. Ikuro Sugawara is a candidate to become an outside member of the Board of Directors. He is registered as an independent director with the Japanese stock exchanges on which TMC is listed. Upon approval of his reappointment pursuant to this Proposed Resolution, TMC plans to maintain such registration.

2. Outline of limited liability agreement

TMC has entered into a limited liability agreement with Mr. Ikuro Sugawara to limit the amount of liabilities as stipulated in Article 423, Paragraph 1 of the Companies Act of Japan (the "Companies Act") to the minimum amount stipulated in Article 425, Paragraph 1 of the Companies Act. Upon approval of his reappointment pursuant to this Proposed Resolution, TMC plans to continue such agreement with him.

15

Candidate No.	8

Reappointed

Outside

Independent



Sir Philip Craven

Male

July 4, 1950 (Age: 73)

Member of the Board of Directors

Tenure as Director

6 years

Number of Board of Director meetings attended

15/16 (94%)

Number of TMC shares owned

—

Important concurrent duties

—

Position and areas of responsibility

Member of the Executive Appointment Meeting
Member of the Executive Compensation Meeting

Brief career summary

Jul. 1989	Founding President of the International Wheelchair Basketball Federation
Dec. 2001	President of the International Paralympic Committee - Promoted the standing of the Paralympic games through various reforms. Successfully organized the Paralympics in parallel with the Olympic games during the 2008 Beijing Olympic & Paralympic Games and promoted the realization of a global society where any person can display his/her own character and full ability when given the opportunity.
Jul. 2002	Retired as President of the International Wheelchair Basketball Federation
Sep. 2017	Retired as President of the International Paralympic Committee
Jun. 2018	Member of the Board of Directors of TMC (to present)

Reasons for nomination as an outside member of the Board of Director candidate

<Recent contribution>

Sir Philip Craven has supervised the execution of operation from an independent standpoint as an outside member of the Board of Directors.

Specifically, by utilizing his experience and knowledge obtained from leading international organizations, he has contributed to discussions mainly through pointing out the need to examine materiality thresholds at the Sustainability Meeting and to seek messages that will resonate with employees and stakeholders. At the Board of Directors' meetings, he also pointed out that the Group needs to review and check its human resource development and education in the wake of the certification misconduct at Group companies.

As a member of the Executive Appointment Meeting and the Executive Compensation Meeting, he has contributed to developing appropriate proposals by actively providing global perspectives on matters such as responsibility for human resource development, the importance of non-financial KPIs in compensation, and the importance of growing together with stakeholders.

<Reasons for nomination as an outside member of the Board of Director candidate>

We believe that Sir Philip Craven will continue to contribute to the increase of TMC's corporate value by utilizing his expertise obtained through management of international organizations, reflecting viewpoints of various stakeholders, and aiding in human resource development. As such, we hereby nominate him as a candidate to continue as an outside member of the Board of Directors.

Although Sir Philip Craven has no direct experience of being involved in corporate management, for the reasons stated above, we believe that he will be able to appropriately perform his duties as an outside member of the Board of Directors.

<Independence of Outside Director>

Sir Philip Craven served as an executive of the International Paralympic Committee. Although TMC and the International Paralympic Committee engage in business transactions, TMC has determined that there are no conflicts of interest with shareholders and investors as a reasonable period of time has passed since his retirement.

Notes: 1. Registration as independent director

Sir Philip Craven is a candidate to become an outside member of the Board of Directors. He is registered as an independent director with the Japanese stock exchanges on which TMC is listed. Upon approval of his reappointment pursuant to this Proposed Resolution, TMC plans to maintain such registration.

2. Outline of limited liability agreement

TMC has entered into a limited liability agreement with Sir Philip Craven to limit the amount of liabilities as stipulated in Article 423, Paragraph 1 of the Companies Act to the minimum amount stipulated in Article 425, Paragraph 1 of the Companies Act. Upon approval of his reappointment pursuant to this Proposed Resolution, TMC plans to continue such agreement with him.

16

Candidate No.	9

Reappointed

Outside

Independent



Masahiko Oshima

Male

September 13, 1960 (Age: 63)

Member of the Board of Directors

Tenure as Director

1 year

Number of Board of Director meetings attended

13/13 (100%)

Number of TMC shares owned

806 shares

Important concurrent duties

Advisor of Sumitomo Mitsui Banking Corporation

Position and areas of responsibility

Member of the Executive Appointment Meeting
Member of the Executive Compensation Meeting

Brief career summary

Apr.	1984	Joined The Mitsui Bank Limited - Served as General Manager of the Americas Dept. from 2006, experienced and addressed the 2008 financial crisis first hand.
Apr.	2012	Executive Officer of Sumitomo Mitsui Banking Corporation (SMBC) - Served as Head of Europe Div. and CEO of Sumitomo Mitsui Banking Corporation Europe Limited from 2013. Supervised Europe, Middle East, and Africa and led the restructuring of the governance system. - Holds ongoing dialogue with European companies and other entities, which are keen on decarbonization efforts, and led SMBC's sustainability efforts.
Apr.	2014	Managing Executive Officer of SMBC
Mar.	2017	Director and Managing Executive Officer of SMBC
Apr.	2017	Director and Senior Managing Executive Officer of SMBC
Apr.	2018	Senior Managing Corporate Executive Officer of Sumitomo Mitsui Financial Group, Inc. (SMFG) Senior Managing Executive Officer of SMBC
Apr.	2019	Deputy President and Executive Officer of SMFG Director and Deputy President of SMBC
Apr.	2023	Deputy Chairman of SMBC
Jun.	2023	Member of the Board of Directors of TMC (to present)
Apr.	2024	Advisor of SMBC (to present)

Reasons for nomination as an outside member of the Board of Director candidate

<Recent contribution>

Mr. Masahiko Oshima has supervised the execution of operations from an independent standpoint as an outside member of the Board of Directors.

Specifically, by using his knowledge of financial markets gained as a manager of a global financial group and his experience in leading sustainability, investor relations, and other areas, he accurately pointed out the need for reviewing strategic shareholdings while building partnerships across industries, investing to promote the "multi-pathway strategy," and other issues from the perspective of strengthening competitiveness through the effective use of assets and appropriate risk taking. As an independent outside executive, he also pointed out the importance of dialogue with investors.
As a member of the Executive Appointment Meeting and the Executive Compensation Meeting, he has contributed to developing appropriate proposals based on his experience at a global financial group by actively making proposals on the expectations of independent Outside Members of the Board of Directors and Outside Audit & Supervisory Board Members, performance-based remuneration, clawback policies, and other issues, as well as by encouraging a lively exchange of opinions and stimulating debate.

<Reasons for nomination as an outside member of the Board of Director candidate>

Mr. Masahiko Oshima will be able to supervise the execution of operations and provide advice as a member of the Board of Directors from an independent standpoint, leveraging his extensive global experience and insight into management, corporate sales, and investor relations. We believe that he will continue to contribute to increasing our corporate value. As such, we hereby nominate him as a candidate to continue as an outside member of the Board of Directors.

<Independence of Outside Director>

Mr. Masahiko Oshima formerly served as an Executive Officer of SMBC, with which TMC has business transactions. However, as the amount of the borrowings is immaterial, at less than 2% of total consolidated assets in any of the last three business years, TMC has determined that there are no conflicts of interest with shareholders and investors.

Notes: 1. Registration as independent director
Mr. Masahiko Oshima is a candidate to become an outside member of the Board of Directors. He is registered as an independent director with the Japanese stock exchanges on which TMC is listed. Upon approval of his reappointment pursuant to this Proposed Resolution, TMC plans to maintain such registration.

2. Outline of limited liability agreement
TMC has entered into a limited liability agreement with Mr. Masahiko Oshima to limit the amount of liabilities as stipulated in Article 423, Paragraph 1 of the Companies Act to the minimum amount stipulated in Article 425, Paragraph 1 of the Companies Act. Upon approval of his reappointment pursuant to this Proposed Resolution, TMC plans to continue such agreement with him.

17

Candidate No.	10

Reappointed

Outside

Independent



Emi Osono

Female

August 8, 1965 (Age: 58)

Member of the Board of Directors

Tenure as Director

1 year

Number of Board of Director meetings attended

13/13 (100%)

Number of TMC shares owned

322 shares

Important concurrent duties

Professor at School of Business Administration, Hitotsubashi University Business School

Outside Director of Tokio Marine Holdings, Inc.

Position and areas of responsibility

Member of the Executive Appointment Meeting
Member of the Executive Compensation Meeting

Brief career summary

Apr.	1988	Joined The Sumitomo Bank, Limited - After leaving the bank in 1989, received an MBA from The George Washington University and PhD in Commerce from Hitotsubashi University.
Apr.	1998	Visiting Professor of the Waseda Institute of Asia-Pacific Studies (WIAPS)
Apr.	2000	Full-time lecturer at School of International Corporate Strategy, Hitotsubashi University Business School - Specializes in competitive strategy and organizational capabilities in innovation. She has a seminar on competitive strategy at the business school, which offers MBA courses in English for midcareer students. - Since 2001, takes part in managing the Porter Prize, which recognizes competitive companies. Started joint research with TMC in 2001 on organizational capabilities in innovation. Analyzed many cases to theorize TMC's self-transformation structure.
Oct.	2002	Assistant Professor at School of International Corporate Strategy, Hitotsubashi University Business School
Apr.	2010	Professor at School of International Corporate Strategy, Hitotsubashi University Business School Served as Director of Resona Holdings, Inc., Director of Lawson, Inc., and advisory board member at various public and private entities.
Apr.	2018	Professor at School of Business Administration, Hitotsubashi University Business School
Apr.	2022	Dean and Professor at School of Business Administration and School of International Corporate Strategy, Hitotsubashi University Business School (to present)
Jun.	2023	Member of the Board of Directors of TMC (to present)

Reasons for nomination as an outside member of the Board of Director candidate

<Recent contribution>

Ms. Emi Osono has supervised the execution of operations from an independent standpoint as an outside member of the Board of Directors.

Specifically, with her deep insight into corporate strategy and her deep understanding of TMC's corporate culture and values, she has pointed out that a strength of the Toyota Group can be found in maintaining diversity and moderately connecting with each other. Her remarks focusing on the future of the Group were accurate.

As a member of the Executive Appointment Meeting and the Executive Compensation Meeting, she has contributed to developing appropriate proposals by proactively making comments from various perspectives, including setting financial and non-financial KPIs and evaluation processes based on the roles and expectations of executives, taking into account changes in the business environment and their impact on the entire mobility industry, as well as the importance of promoting women's participation in the workforce and specific initiatives to achieve these goals.

<Reasons for nomination as an outside member of the Board of Director candidate>

We believe that Ms. Emi Osono will continue to contribute to the increase of TMC's corporate value from an independent standpoint, with her expertise in corporate management and understanding of TMC serving as a sound basis for her to guide TMC's innovation and development of corporate culture. As such, we hereby nominate her as a candidate to continue as an outside member of the Board of Directors.

Although Ms. Emi Osono has no direct experience of being involved in corporate management, for the reasons stated above, we believe that he will be able to appropriately perform his duties as an outside member of the Board of Directors.

<Independence of Outside Director>

There is no special interest between TMC or its consolidated subsidiaries and Ms. Emi Osono. TMC has determined that there are no conflicts of interest with shareholders and investors.

18

Notes: 1. Registration as independent director Ms. Emi Osono is a candidate to become an outside member of the Board of Directors. She is registered as an independent director with the Japanese stock exchanges on which TMC is listed. Upon approval of her reappointment pursuant to this Proposed Resolution, TMC plans to maintain such registration. 2. Outline of limited liability agreement TMC has entered into a limited liability agreement with Ms. Emi Osono to limit the amount of liabilities as stipulated in Article 423, Paragraph 1 of the Companies Act to the minimum amount stipulated in Article 425, Paragraph 1 of the Companies Act. Upon approval of her reappointment pursuant to this Proposed Resolution, TMC plans to continue such agreement with her. 3. Tokio Marine & Nichido Fire Insurance Co., Ltd., a subsidiary of Tokio Marine Holdings, Inc. for which Ms. Emi Osono serves as an Outside Director since June 2021, and for which she served as an outside Audit & Supervisory Board Member from June 2017 to June 2021, received a business improvement order from the Financial Services Agency on December 26, 2023, based on the Insurance Business Act, alleging violation of the Act on Prohibition of Private Monopolization and Maintenance of Fair Trade, as well as inappropriate conduct in light of the purpose of the Act, and problems with the underlying systems. She has always made recommendations from the perspective of strengthening (group) internal controls and compliance with laws and regulations at the Board of Directors meeting and other meetings of these companies, and after becoming aware of this incident, she has been fulfilling her responsibilities by expressing her intention and making recommendations for the formulation of measures to prevent recurrence, and confirming the status of such measures. Notes: 1: The information included in the above table is as of the date of this reference document for this General Shareholders’ Meeting (5/8/2024), except for the information of the number of TMC shares owned, which is as of 3/31/2024. 2: Outline of directors and officers liability insurance agreement TMC has entered into a directors and officers liability insurance agreement with an insurance company under which the insurance premiums are fully borne by TMC. The agreement names all Members of the Board of Directors, Audit & Supervisory Board Members, Operating Officers, Executive Fellows, and Senior Fellows as insured persons. The insurance policy covers damages, court costs, etc. that may result from the insured being liable for the performance of their duties in the capacity of their offices. The directors and officers liability insurance agreement stipulates provisions to the effect that the scope of damages to be compensated upon losing a case shall be limited, and that insurance shall not be paid in the case of certain events, for the purpose of guaranteeing the appropriateness of the directors’ and officers’ execution of duties. The current agreement will expire in July 2024, and TMC plans to renew the agreement with similar provisions. 19

Proposed Resolution 2: Election of 1 Audit & Supervisory Board Member

TMC aims to achieve sustainable growth globally in the future by transforming itself into a mobility company. In order to conduct audits appropriately, the Audit & Supervisory Board is composed of full-time Audit & Supervisory Board Members who are familiar with internal affairs and Outside Audit & Supervisory Board Members who have a high level of expertise and insight. Further, Audit & Supervisory Board Members maintain an independent system that allows each of them to exert audit authority independently. The Audit & Supervisory Board is composed of persons*1 who can provide opinions and advice on management from a fair and neutral standpoint. The details of proposals for each candidate for Audit & Supervisory Board Member to be made to the Audit & Supervisory Board are discussed at the Executive Appointment Meeting, where the majority of the members are outside members of the Board of Directors.
Audit & Supervisory Board Member Mr. Ryuji Sakai will resign from his post following the closing of this General Shareholders' Meeting as he falls into the category of "major business partner" under TMC's revised Independence Assessment Criteria*2. Accordingly, we hereby request that 1 Audit & Supervisory Board Member be elected. The candidate for the position of Audit & Supervisory Board Member is set forth below. Dr. George Olcott and Ms. Catherine O'Connell, incumbent Outside Audit & Supervisory Board Members, and the new candidate for Outside Audit & Supervisory Board Member are expected to contribute to the roles and expectations*3 TMC envisions for Outside Members of the Board of Directors and Outside Audit & Supervisory Board Members and all of them meet the Independence Assessment Criteria.
The submission of this proposal at this General Shareholders' Meeting was approved by the Audit & Supervisory Board.

*1 Please refer to the skills matrix on pages 25 and 26 for the knowledge, experience, and abilities of Audit & Supervisory Board Members of TMC.
*2 Please refer to the "Independence Assessment Criteria" on pages 23 and 24.
*3 Please refer to the "Roles of and Expectations for Outside Members of the Board of Directors and Outside Audit & Supervisory Board Members" on page 23.

Composition of the Audit & Supervisory Board (plan after the June 18, 2024 Ordinary General Shareholders' Meeting)

Candidate No.		Name	Gender	Age	Tenure as Director	Outside/ Independent Member	Number of BoD meetings attended *	Audit & Supervisory Board meetings attended *
		Masahide Yasuda	Male	75	6		16/16 (100%)	16/16 (100%)
		Katsuyuki Ogura	Male	61	5		16/16 (100%)	16/16 (100%)
		Takeshi Shirane	Male	71	1		13/13 (100%)	13/13 (100%)
		George Olcott	Male	69	2	Outside Independent	16/16 (100%)	16/16 (100%)
		Catherine O'Connell	Female	57	1	Outside Independent	13/13 (100%)	13/13 (100%)
1	Newly appointed	Hiromi Osada	Female	50	–	Outside Independent	–	–

*Describes the status of attendance for the year ended March 31, 2024.

20

Following is the nominee

Newly appointed

Outside

Independent



Hiromi Osada

Female

June 11, 1973 (Age: 50)

Tenure as Audit & Supervisory Board Member

—

Number of Board of Director meetings attended

—

Number of Audit & Supervisory Board meetings attended

—

Number of TMC shares owned

—

Important concurrent duties

—

Brief career summary

Apr. 1999	Joined Chunichi Shimbun Co., Ltd. - From March 2001, covered distribution and manufacturing industries and issues of population decline in the Business News Department, and from August 2005, covered polices, judicial systems, education, and child poverty in the Community News Department. - As a United Nations beat reporter in the New York Bureau since May 2011, covered a wide range of incidents, disasters, politics, and sports in North and South America. - In charge of articles on the Toyota Group as a leader for around two years, starting in March 2019. Author of the series "Toyota Wars."
Apr. 2021	Editorial writer and Leader for reserve reporters in the Business News Department of Chunichi Shimbun Co., Ltd.
Mar. 2023	Editorial Committee Member and International General Desk of Chunichi Shimbun Co., Ltd. - As the chief, completed a series of articles that delved into what caused the failure of Japan to develop a domestic jet airliner.
Mar. 2024	Retired from Chunichi Shimbun Co., Ltd.

Reasons for nomination as an Outside Audit & Supervisory Board Member candidate

<Reasons for nomination as an Outside Audit & Supervisory Board Member candidate>

Ms. Hiromi Osada has gained extensive knowledge and networks through her experience as a journalist covering a wide range of fields, including incidents, judicial systems, economics, international affairs, politics, and lifestyles.

In her previous position at a newspaper publisher, she worked on several long-running series that showcased her awareness of issues and her creativity. For example, she covered issues ranging from social ones, such as population decline, child poverty, and U.S. gun control, to corporate research, which focused on companies that reflect the society of their times, to share the lessons learned and how they apply universally. As an editorial writer in charge of economics, she made multiple recommendations on issues facing the automotive industry as well as other manufacturing companies.

She interviewed a vast number of people including top political and business leaders in Japan and abroad to analyze and critique them objectively, as well as treated all people and information fairly. Years of experience reporting on regional socioeconomics and insight into geopolitical risks gained through covering the United Nations makes her the ideal catalyst for understanding society that is diverse and increasingly complex.

Ms. Hiromi Osada will hear the voices of stakeholders, capture the essence of topics first hand, and reflect her fact-based opinions in management decision-making and auditing. We believe that she will contribute to the increase of our corporate value. As such, we hereby nominate her as a candidate for Outside Audit & Supervisory Board Member.

Although Ms. Hiromi Osada has no direct experience of being involved in corporate management, for the reasons stated above, we believe that he will be able to appropriately perform his duties as an Outside Audit & Supervisory Board Member.

<Independence of Outside Audit & Supervisory Board Member>

Ms. Hiromi Osada worked for the Chunichi Shimbun, with which TMC has business transactions. However, as the amount of the transactions is immaterial, accounting for less than 1% of consolidated net revenues in any of the last three business years, TMC has determined that there are no conflicts of interest with shareholders and investors.

Notes: 1. Registration as independent Audit & Supervisory Board Member

Ms. Hiromi Osada is a candidate to become an Outside Audit & Supervisory Board Member. Upon approval of her appointment pursuant to this Proposed Resolution, TMC plans to register her as an independent Audit & Supervisory Board Member with the Japanese stock exchanges on which TMC is listed.

2. Outline of limited liability agreement

Upon approval of Ms. Hiromi Osada's appointment pursuant to this Proposed Resolution, TMC plans to enter into a limited liability agreement with her to limit the amount of liabilities as stipulated in Article 423, Paragraph 1 of the Companies Act to the minimum amount stipulated in Article 425, Paragraph 1 of the Companies Act.

3. Outline of directors and officers liability insurance agreement

Upon approval of Ms. Hiromi Osada's appointment pursuant to this Proposed Resolution, she will be insured under the directors and officers liability insurance agreement described in Proposed Resolution 1.

21

Notes: 1: The information included in the above table is as of the date of this reference document for this General Shareholders’ Meeting (5/8/2024), except for the information of the number of TMC shares owned, which is as of 3/31/2024. 2:Outline of directors and officers liability insurance agreement TMC has entered into a directors and officers liability insurance agreement with an insurance company under which the insurance premiums are fully borne by TMC. The agreement names all Members of the Board of Directors, Audit & Supervisory Board Members, Operating Officers, Executive Fellows, and Senior Fellows as insured persons. The insurance policy covers damages, court costs, etc. that may result from the insured being liable for the performance of their duties in the capacity of their offices. The directors and officers liability insurance agreement stipulates provisions to the effect that the scope of damages to be compensated upon losing a case shall be limited, and that insurance shall not be paid in the case of certain events, for the purpose of guaranteeing the appropriateness of the directors’ and officers’ execution of duties. The current agreement will expire in July 2024, and TMC plans to renew the agreement with similar provisions. 22

(Reference) Roles of and Expectations for Outside Members of the Board of Directors and Outside Audit & Supervisory Board Members and Independence Assessment Criteria Based on the Toyota Philosophy, TMC is working to strengthen corporate governance with the aim of achieving sustainable growth, increasing corporate value over the medium to long term, and resolving social issues. To ensure our Outside Members of the Board of Directors and Outside Audit & Supervisory Board Members participate in decision-making from an independent standpoint and reflect the opinions of more diverse stakeholders in management, TMC has clarified the unique roles of and expectations for TMC’s Outside Members of the Board of Directors and Outside Audit & Supervisory Board Members and revised the Independence Assessment Criteria. The details were discussed a number of times at the Executive Appointment Meeting in which a majority of the participants are outside members of the Board of Directors and have been approved by the Board of Directors with the consent of all members of the Audit and Supervisory Board. The Roles of and Expectations for Outside Members of the Board of Directors and Outside Audit & Supervisory Board Members   To believe in and uphold the Toyota Philosophy, have a high interest in our company’s business and people, and understand our company and its surrounding environment by having close dialogues with top management Common To contribute to decision-making for our company’s sustainable growth and medium- to long-term enhancement in our corporate value as well as to solutions to social issues To contribute to greater added value of the Board of Directors’ decision- making while supervising business execution, utilizing their abundant Outside membersexperience and advanced expertise based on their recognition of diverse of the Board ofstakeholders’ opinions Directors To provide advice and support on key issues and business strategies, etc., in addition to matters presented to the Board of Directors Outside membersTo conduct audits from a fair and neutral standpoint, utilizing their abundant of the Audit & Supervisory Boardexperience and advanced expertise Independence Assessment Criteria Outside Members of the Board of Directors and Outside Audit & Supervisory Board Members who satisfy the requirements stipulated by the Companies Act and do not fall into any of the following categories are deemed to be independent. 1. History of belonging to affiliated companies Persons who are currently functioning as executive directors, members of the Audit and Supervisory Board, operating officers, or employees of our company and its consolidated subsidiaries. Or those who functioned as executive directors, members of the Audit and Supervisory Board, operating officers, or employees of our company and its consolidated subsidiaries at any time during the last ten years. 23

2. Major business partners Persons who are executing business in companies, etc. (executive directors, executive officers, operating officers, employees, or any equivalents; the same shall apply hereunder) where the amount of the transaction with our company and its consolidated subsidiaries is more than 2% of the consolidated net sales of their company or our company and its consolidated subsidiaries in any of the last three business years. 3. Major lenders Persons who are executing business in companies from which our company and its consolidated subsidiaries borrowed funds amounting to more than 2% of the consolidated total assets of our company and its consolidated subsidiaries in any of the last three business years. 4. Highly paid experts Consultants, accountants, or jurists who earned more than US$120,000 a year directly from our company and its consolidated subsidiaries as remuneration (excluding that for the function of Outside Members of the Board of Directors and Outside Audit & Supervisory Board Members) in any of the last three business years. 5. Large contribution Persons who (or persons belonging to organizations that) received contributions amounting to more than US$120,000 a year from our company and its consolidated subsidiaries in any of the last three business years. 6. Major shareholders Persons who are executing business in companies, etc., that are ranked tenth or higher in terms of the holding ratio of our company’s shares or for which our company is ranked tenth or higher in terms of the holding ratio of their shares. 7. Affiliated audit firms Persons who currently belong to or belonged to, at any time during the last ten years, the audit firms serving as accounting auditors of our company and its consolidated subsidiaries 8. Close relatives Spouses, or relatives within the second degree of kinship, either of members of the Board of Directors and the Audit and Supervisory Board, operating officers or key employees of our company and its consolidated subsidiaries, or of persons falling into the above 1 to 6 (excluding non-key persons). 9. Mutual executive dispatch Persons who are executing business in companies that are accepting one or more member(s) of the Board of Directors or the Audit and Supervisory Board from our company and its consolidated subsidiaries. 10. Term of office Persons whose term of office as an outside executive is longer than 12 years. Persons who fall within any of the above-listed categories may be determined as independent, under the condition that our company discloses the reason for the determination when such persons satisfy the requirements Members stipulated for Outside in the Members Companies of the Act Board and are of Directors substantially and independent, Outside Audit and & Supervisory thus, a conflict Board of interest with general shareholders is deemed not to emerge. *TMC had an advisory agreement with Dr. George Olcott, an Outside Audit & Supervisory Board Member, from June 2020 through March 2022 to receive advice on educational institutions that TMC had investors endorsed. due However, to the TMC fact that has the determined amount of that his there compensation are no conflicts was 12 of interest million yen with per shareholders year, which and is insignificant. 24

(Reference) Skills Matrix of Members of the Board of Directors and Audit & Supervisory Board Members of TMC This skills matrix is based on the knowledge, experience, and abilities that TMC’s Members of the Board of Directors and resource development, which is the common skill we desire across all individuals, the matrix shows up to five skills per Image Outside Vice Chairman of President, Member Member of the Member of the Member of the Chairman of the member of Position the Board of of the Board of Board of Direc- Board of Direc- Board of Direc-Board of Directors the Board of Directors Directors tors tors tors Directors Corporate management Governance Global Finance and accounting Environment and energy Software and digital Technology development Production Sports and motorsports Human resource development*  25

(planned composition after the Ordinary General Shareholders’ Meeting on June 18, 2024) Audit & Supervisory Board Members have acquired in the past mainly as executives and managers. In addition to human person that are priorities for us. Catherine Hiromi Sir Philip Craven Masahiko Oshima Emi Osono Masahide Yasuda Katsuyuki Ogura Takeshi Shirane George Olcott O’Connell Osada Outside Outside member Outside member Audit & Audit & Audit & Outside Audit & Outside Audit & Outside Audit & member of of the Board of of the Board of Supervisory Board Supervisory Board Supervisory Board Supervisory Supervisory Supervisory the Board of Directors Directors Member Member Member Board Member Board Member Board Member Directors *Human resource development is the common skill we desire across all individuals. 26

Proposed Resolution 3: Election of 1 Substitute Audit & Supervisory Board Member In order to be prepared in the event that TMC lacks the number of Audit & Supervisory Board Members required by laws and regulations, we hereby request that 1 Substitute Audit & Supervisory Board Member be elected. The candidate for the position of a Substitute Audit & Supervisory Board Member is as below. The candidate for Substitute Audit & Supervisory Board Member is expected to contribute to the roles and expectations TMC has for its Outside Members of the Board of Directors and Outside Audit & Supervisory Board Members and meets TMC’s revised “Independence Assessment Criteria.” This proposal is made to elect a substitute for the current Outside Audit & Supervisory Board Members, Dr. George Olcott and Ms. Catherine O’Connell, and if the Proposed Resolution 2 is approved, Ms. Hiromi Osada. If the candidate becomes an Audit & Supervisory Board Member, her term of office shall be the remaining part of her predecessor’s term. This resolution shall be effective until the commencement of the next Ordinary General Shareholders’ Meeting, provided, however, that this resolution may be cancelled before the proposed Substitute Audit & Supervisory Board Member assumes office, by a resolution of the Board of Directors, subject to the approval of the Audit & Supervisory Board. The submission of this proposal at this General Shareholders’ Meeting was approved by the Audit & Supervisory Board. * Please refer to the “Roles of and Expectations for Outside Members of the Board of Directors and Outside Audit & Supervisory Board Members and Independence Assessment Criteria” on pages 23 and 24. 27

Following is the nominee

Newly appointed



Kumi Fujisawa

Female

March 15, 1967 (Age: 57)

Number of TMC shares owned

—

Important concurrent duties

Chairperson of Institute for International Socio-Economic Studies

Outside Director of Net Protections Holdings, Inc.

Outside Director (Audit & Supervisory Committee Member) of CellSource Co., Ltd.

Outside Director of Shizuoka Financial Group, Inc.

Brief career summary

May 1995	Founder and President of IFIS Limited Ltd.
Jun. 2000	Director of Think Tank SophiaBank
Jun. 2011	Public Governor of the Japan Securities Dealers Association (to present)
Feb. 2012	Director of Organization for Supporting the Turnaround of Businesses Damaged by the Great East Japan Earthquake
Aug. 2013	President of Think Tank SophiaBank
Jun. 2014	Outside Director of Toyota Tsusho Corporation
Apr. 2022	Chairperson of Institute for International Socio-Economic Studies (to present)

Reasons for nomination as a Substitute Outside Audit & Supervisory Board Member candidate

Ms. Kumi Fujisawa founded IFIS Limited Ltd., Japan's first investment trust evaluation company, and was selected as one of the Young Global Leaders at the World Economic Forum (Davos) in 2007. Furthermore, she has connected leaders in different industries and fields to promote public-private projects. We believe that she is capable of adequately executing her duties based on the knowledge gained accordingly and her understanding of the Toyota Group through serving as an Outside Member of the Board of Toyota Tsusho Corporation, and, as such, hereby nominate her as a candidate for Substitute Outside Audit & Supervisory Board Member.

Notes: 1. The information included in the above table is as of the date of this reference document for this General Shareholders' Meeting (5/8/2024) except for the information of the number of TMC shares owned, which is as of 3/31/2024.

2. Matters related to the candidate to become a Substitute Outside Audit & Supervisory Board Member are as follows:

(1) There is no special interest between TMC or its consolidated subsidiaries and Ms. Kumi Fujisawa. Upon her assumption of office as an Outside Audit & Supervisory Board Member, TMC plans to register her as an independent Audit & Supervisory Board Member with the Japanese stock exchanges on which TMC is listed.

(2) Outline of limited liability agreement
Upon approval of her election pursuant to this Proposed Resolution and her assumption of office as an Audit & Supervisory Board Member, TMC plans to enter into a limited liability agreement with her to limit the amount of her liability as stipulated in Article 423, Paragraph 1 of the Companies Act to the minimum amount stipulated in Article 425, Paragraph 1 of the Companies Act.

(3) Outline of directors and officers liability insurance agreement
Upon approval of her election pursuant to this Proposed Resolution and her assumption of office as an Audit & Supervisory Board Member, she will be included as an insured under the directors and officers liability insurance agreement described in Proposed Resolution 1.

28

Shareholder Proposal Proposed Resolutions 4 is a proposal made by shareholder. Names of the Proposed Resolution, details of the proposal, and the reason are stated as is in the original text. Proposed Resolution 4: Partial Amendments to the Articles of Incorporation (Issuing annual report on the alignment with climate-related lobbying activities and the goals of the Paris Agreement) 1. Details of the proposal It is proposed that the following provision be added to the Articles of Incorporation. The provision number will be decided by the Company. The Company shall issue a comprehensive and objective report annually (at rea-sonable cost, omitting proprietary information) describing if, and how, the Company’s climate-related lobbying activities (own direct and indirect through industry associations both in key markets) align, overall, with the goals of the Paris Agreement. The report should disclose any instances of misalignment with those goals, along with the planned actions to address these. 2. Reason for the proposal The new provision in the Articles of Incorporation is intended to ensure that the Company makes robust disclosures, as part of its annual reporting, of (i) which lobbying activities directed at the issue of climate change the group companies are pursuing (whether directly or indirectly through influencing the legislative and administrative process or through public influence activities), and (ii) the extent to which these serve to reduce risks for the group companies from climate change and how they are aligned with the 1.5 degrees Celsius goal of the Paris Agreement of 12 December 2015. The proposing shareholder recognizes and appreciates that the Company issued a third report on climate-related lobbying in January 2024; “Toyota’s Views on Climate Public Policies 2023”. However, like the second report, this report falls far short of investor expectations as set forth, for example, by the Climate Action 100+ Net Zero Company Benchmarks for Climate Policy Engagement. Using the CA100+ Benchmark criteria, the InfluenceMap January 2024 assessment of Toyota’s 2023 report found no improvement from the Company’s 2022 report, scoring it 21/100. The proposing shareholder supports the Company in strengthening the Company’s disclosures in 1) scope, covering the Company’s own climate policy engagement activities and relevant associations in key global markets engaging on cli-mate change policies, and 2) rigour in the analysis of potential misalignment with the 1.5 degrees Celsius goal of the Paris Agreement. Such disclosures could serve to mitigate reputational and other risks, including potential backlash from customers, business partners, employees and investors associated with the Company’s climate-related lobbying activities in recent years. The proposing shareholder and like-minded institutional shareholders of the Company have engaged intensively and constructively with the Company since 2021 and encourage the Board of Directors to support and recommend a vote for this proposal. 29

Opinion of TMC’s Board of Directors The Board of Directors is Against this Proposed Resolution. The Group considers climate change measures to be one of its important management tasks and is fully concentrated on realizing carbon neutrality by 2050. Furthermore, to ensure that as many of our stakeholders as possible understand our efforts, we strive to provide substantial information, referring to the standards set by major investors as well. We have had dialogue with the proposing shareholder more than 10 times (more than 20 times if you include email) over the past four years. In 2021, the Group was the first Japanese company to issue a report on the initiatives stated in this shareholder proposal, which is to issue annual report on the alignment with climate-related lobbying activities and the goals of the Paris Agreement. We are continuing to improve it each year based on feedback obtained through dialogue with the proposing shareholder and other investors. In the latest 2023 report, disclosed in January 2024, we made improvements such as doubling the number of reviewees (from 6 to 12 organizations) and adding a third-party evaluation to improve transparency, etc. In the 2024 report, we are proceeding with discussion to further improve transparency and comprehensiveness. In addition, we have provided information on our electrification-related announcements to provide an opportunity for a broad understanding of our multi-pathway strategy and its specific initiatives. Furthermore, as of May 2024, we are the only Japanese company that issues a report on our lobbying activities related to climate public policies. List of Improvements (2022 through 2024)  Number of reviewees : Increased from 4 to 6 organizations Assessment criteria: Changed to the Sixth Assessment Report by the 2022Intergovernmental Panel on Climate Change (IPCC) (2nd year)Other: Added Toyota’s stance on individual policies in Japan, the U.S. and Europe, updated its lobbying activities and recommendations related to climate public policies Number of reviewees: Increased from 6 to 12 organizations Assessment criteria: Changed to third-party evaluation to improve transparency, 2023and streamlined matters to be assessed to six items (3rd year)including those that align with the Paris Agreement Other: Enhanced selection of case studies on lobbying in Japan and abroad Number of reviewees: Further examine selection criteria and expand reviewees 2024Assessment criteria: Improve the transparency of the third-party assessment (4th year) * plannedOther: Enhance statements on actions to address any instances of misalignment As part of efforts to pass our beautiful “Home Planet” to the next generation, the Group has identified and is helping to solve issues faced by individuals and overall society, hoping to help reduce the negative impacts caused by these issues to people and the environment to zero. Additionally, we are also looking “Beyond Zero” to create and provide greater value by continuing to diligently seek ways to improve lives and society for the future. Our strong sense of will is the same as the proposing shareholder, investors, and all stakeholders. Ensuring that mobility aligns with the future of energy is an essential strategy in order to achieve carbon neutrality in the automotive industry. We believe that electricity and hydrogen will emerge as the primary energy sources sustaining society, but the paths to get there vary. Although energy policies may differ from country to country and it will take a considerable amount of time for renewable energy to become widespread, we must focus on moving away from our reliance on fossil fuels as soon as possible. 30

Widespread adoption of battery electric vehicles (BEVs) is promising means of reducing CO2 emissions on an even greater scale. However, there are still many obstacles. Countries and regions that have inadequate supplies of clean energy may continue to face a lack of charging infrastructure for decades to come. Furthermore, on-board batteries that are indispensable for BEVs use many lithium and other rare minerals. These are finite natural resources and there are also concerns that the development of mine will have a negative impact on nature. In order to popularize BEVs, the Group is focused on resolving these issues by streamlining the design structure of our BEVs while building an ecosystem that encompasses every stage from resource procurement to reuse and recycling of onboard batteries and promoting comprehensive efforts such as infrastructure development including other industries to supply good quality BEVs at affordable prices to customers. Meanwhile, to achieve carbon neutrality, it is important to not only reduce CO2 emissions in new cars, but also to reduce CO2 emissions of vehicles already owned and used by customers in their daily lives. Toyota cars alone make up around 100 million of the vehicles currently in use globally, and replacing each and every one of them with BEVs is not a realistic expectation. However, one factor that does provide a glimmer of hope for the future is e-fuel, which is synthetic fuel produced from hydrogen. The Sixth Assessment Report by the Intergovernmental Panel on Climate Change (IPCC), an organization that scientifically assesses the latest insight gained worldwide, also states that sustainable biofuels, low-emissions hydrogen, and derivatives (including synthetic fuels) can support mitigation of CO2 emissions in land-based transport. Moving forward, the Group will continue to work with various public and private partners for the commercialization and spread of synthetic and other carbon-neutral fuels. In short, the underlying concept of our multi-pathway strategy is staying committed to providing a variety of mobility options that are in tune with a diverse range of energy situations and customer needs, while also keeping an eye on the future of electricity and hydrogen. A wide range of vehicles, from passenger cars to commercial vehicles and from cars for mass-produced cars to luxury cars, are used in diverse situations, including not only urban areas but also countries and regions with underdeveloped infrastructure, especially in a severe environment, such as deserts and coal mines. In diversified markets of different countries and regions, there is no one-size-fits-all solution. Toyota therefore endeavors to propose various solutions and prepare as many options as possible for our customers. We believe this to be a realistic approach for moving closer to achieving carbon neutrality by 2050. The Group has supplied a full lineup of electrified vehicles such as BEVs, fuel cell electric vehicles (FCEVs), hybrid electric vehicles (HEVs) and plug-in hybrid electric vehicles (PHEVs) to date, selling 23.15 million electrified vehicles and contributing to the reduction of greenhouse gas (GHG) emissions by approximately 176 million tons since 1997. Furthermore, every year and in most jurisdictions, we have globally reduced average GHG emissions from new vehicles, making steady progress toward our targets to reduce emissions more than 33% in 2030 and more than 50% in 2035 (compared to 2019 levels), and to achieve carbon neutrality throughout the lifecycle by 2050. To achieve carbon neutrality by 2050, the Group must embrace many challenges and take action. We believe that the role of cooperation that transcends industries and government and public policy is critical in achieving this goal. As a corporate citizen striving to be the “best in town”, the Group engages in public relations activities to ensure that public policy, societal needs, technology development, consumer needs, and the entire automotive industry are aligned to the greatest extent possible. For example, in Japan, we helped launch the Committee on Mobility under the Nippon Keidanren (Japan Business Federation) in 2022. In 2023, at a meeting with the Prime Minister Kishida during his tour of Japan Mobility Show 2023, the Committee shared with the government the need to establish an and made specific requests for government support. These included establishing an investment environment to rival those of other countries, boosting investment in the small and midsized enterprises that underpin supply chains, and addressing antitrust-related issues affecting partnerships in green transformation investing. In the push to build cooperation systems that transcend industries to achieve carbon neutrality, the automotive industry has taken a leading role in campaigning for cross-industry activities that are centered on mobility. However, this type of initiative is still relatively unprecedented even on a worldwide scale. We will endeavor to showcase our efforts far and wide as a positive example of lobbying activities to achieve carbon neutrality in Japan, and gain the understanding of an even greater number of our stakeholders. 31

We will carry out a variety of carbon neutrality measures and public relations activities at countries that support them as we take resolute steps into the future where no answers are guaranteed. On the other hand, the role of TMC’s Board of Directors to address these issues is to make flexible and varying decisions according to the circumstances at the time, make agile changes as required, and swiftly turn decisions into action. Thus, the ideal state of disclosure is subject to sudden change as well. Generally, the articles of incorporation are intended to define the basic details of a corporation and its operation, and is not for stipulating matters related to specific business execution such as those in this shareholder proposal. Therefore, we would like to maintain our current Articles of Incorporation. Going forward, we will continue open dialogue on climate change measures with the proposing shareholders, other institutional investors and environmental NGOs to achieve carbon neutrality by 2050. 32

(Reference) Strategically-held Shares

Policies on Strategic Shareholdings

- TMC does not hold strategically-held shares except in cases where such holdings are deemed to be meaningful.*
- TMC assesses the propriety of its strategic shareholdings at the Board of Directors every year upon reviewing whether they are meaningful or commensurate with the cost of capital, etc.
- TMC engages in constructive dialogue with issuers to share and address business challenges.

* Refers to the case where it is determined that such holdings contribute to the improvement of corporate value from the medium- to long-term perspective, based on a comprehensive consideration of business strategy, relationships with business partners, and contribution to and cooperation in the development of society.

Strategic Shareholdings

		Mar. 31, 2020	Mar. 31, 2021	Mar. 31, 2022	Mar. 31, 2023	Mar. 31, 2024
Number of issuers	Listed	65	54	53	49	40
	Unlisted	109	103	95	92	84
	Deemed holdings	54	41	31	24	17
	Total	228	198	179	165	141
Balance (billion yen)	Listed	1,781.0	2,472.8	3,032.4	3,094.9	3,508.7
	Unlisted	294.9	299.8	90.2	115.1	124.0
	Deemed holdings	206.4	234.4	195.5	127.0	145.0
	Total	2,282.3	3,007.1	3,318.0	3,337.0	3,777.7
Percentage of strategic shareholding balance to consolidated net assets (Total shareholder's equity)		10.7%	12.4%	12.2%	11.4%	10.7%

Strategic Holdings of Listed Shares

<Transition of Balance and No, of issuers>



65
54
53
49
40
1,781.0
2,472.8
3,032.4
3,094.9
3,508.7
Mar. 31, 2020
Mar. 31, 2021
Mar. 31, 2022
Mar. 31, 2023
Mar. 31, 2024
Balance (billion yen)
Number of issuers

< Fluctuation of Balance >



billion yen
Changes in market value
Sold*
(325.9)
[Decreased by 9 issuers]
* Sales amount basis
+739.7
3,094.9
[49 issuers]
3,508.7
[40 issuers]
Mar. 31, 2023
Mar. 31, 2024

33

Business Report (Fiscal Year under review: April 1, 2023 through March 31, 2024) 1. Outlook of Associated Companies (1) Progress and Achievement in Operation The Group has continued to work on “product-centered and region-centered management” for many years. In order to bring smiles to our customers’ faces, we have worked to “make ever-better cars” by adding more value to our products while honing the essential attributes of vehicles themselves, which are the origin of their appeal, and strived to be the “best-in-town company” that is supported by the communities in which we operate. Through these efforts, we have created a basis for sustainable growth which leverages our full lineup of products and global business foundation. Furthermore, under the Toyota Mobility Concept, we have been making progress in our efforts to realize a new mobility and a mobility ecosystem integrated with society. TOYOTA Alphard/Vellfire Developed from a concept of “the joy of comfortable mobility” to create a space where everyone can share consideration and appreciation in all kinds of situations. Century A next-generation chauffeur-driven vehicle that inherits Japanese aesthetics, quietness and hospitality, combines a human-centered approach, and dramatically evolves the rear-seat space to allow true comfort and elegant entry and exit. TOYOTA Alphard/Vellfire Developed from a concept of “the joy of comfortable mobility” to create a space where everyone can share consideration and appreciation in all kinds of situations. LEXUS Redefining luxury with a stylishly compact size, the all-new Lexus LBX provides an engaging driving experience that instills a lasting desire to continue exploring the road ahead. 34

Energy Hydrogen Production Equipment We have started a collaboration with CP Group in Thailand to produce hydrogen from biogas derived from local chicken manure and food waste. Toyota Sweep Energy Storage System We have developed a system that utilizes the technology of electric vehicle development, including those for HEVs and BEVs, to reuse used batteries collected from discarded vehicles as stationary batteries using sweep technology. Global business expansion (Regional Sales) FY2024 (April 2023 through March 2024) 10,309 thousand units General Economic Environment in FY2024 During the period under review, the global economy remained firm mainly in the U.S., where employment continued to be strong, despite the impacts of high inflation and interest rates and a stagnant real estate market in China. Consolidated Financial Results for FY2024 As the supply-demand balance for semiconductors eased, we diligently sold high quality vehicles one by one. This was made possible by the steady Kaizen (continuous improvement) activities of our suppliers, dealers, and those on the front lines of manufacturing and logistics. As a result, we achieved an increase in the number of vehicles sold, mainly hybrid vehicles (HEVs), and an improved product mix due to strong sales of high-profit models, which, in combination with price revisions mostly in North America and Europe, led to increased earnings.    35

In particular, sales of HEVs are steadily growing, driven by our commitment to offer superior quality products at lower prices that are closely aligned with the energy situation in each region and how cars are used by our customers. Moreover, the cost of hybrid systems has dropped to one-sixth of the original cost, and per-unit profit has reached the same level as that of gasoline-powered vehicles, contributing to CO2 emission reductions and increased earnings.    36

(2) Consolidated Financial Summary

Yen in millions unless otherwise stated

	FY2021 (April 2020 through March 2021)	FY2022 (April 2021 through March 2022)	FY2023 (April 2022 through March 2023)	FY2024 (April 2023 through March 2024)
Sales revenues	27,214,594	31,379,507	37,154,298	45,095,325
Automotive	24,597,846	28,531,993	33,776,870	41,080,731
Financial Services	2,137,195	2,306,079	2,786,679	3,447,195
Other	479,553	541,436	590,749	567,399
Operating income	2,197,748	2,995,697	2,725,025	5,352,934
Net income attributable to Toyota Motor Corporation	2,245,261	2,850,110	2,451,318	4,944,933
Basic earnings per share attributable to Toyota Motor Corporation (yen)	160.65	205.23	179.47	365.94
Total shareholders' equity	24,288,329	27,154,820	29,264,213	35,239,338
Total assets	62,267,140	67,688,771	74,303,180	90,114,296

Notes:

1. Consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS").
2. The amounts represent sales revenues from external customers.
3. On October 1, 2021, TMC effected a five-for-one stock split of shares of its common stock. "Basic earnings per share attributable to Toyota Motor Corporation" is calculated based on the assumption that the stock split was implemented at the beginning of FY2021.

(3) Funding

The automotive business is mainly financed with funds from business operations. Starting in March 2021, Toyota has been issuing Woven Planet Bonds to create a foundation for fundraising in preparation for emergencies and to raise funds for projects that contribute to the achievement of the United Nations Sustainable Development Goals (SDGs). Funds necessary for the financial services business are mainly financed through the issuance of bonds and medium-term notes, as well as with borrowings. The balance of interest bearing debt as of the end of FY2024 was 36,561.7 billion yen.

(4) Capital Expenditures and R&D

As for capital expenditures, the Toyota group has promoted activities to decrease expenditures through effective use of our existing facilities and prioritization of individual projects. At the same time, we made investments in areas such as the remodeling of cars and the improvement of technological capabilities and productivity to strengthen our competitiveness. As a result, consolidated capital expenditures for FY2024 were 2,010.8 billion yen.

As for R&D expenditures, we aspired to reinforce advanced development for the future in new fields such as vehicle electrification and automated driving while also endeavoring to improve development efficiency. As a result, consolidated R&D expenditures for FY2024 were 1,202.3 billion yen.

37

(5) Policy on Determination of Distribution of Surplus Toyota deems the benefit of its shareholders an important element of its management policy, and its basic policy for shareholder returns is to reward long-term shareholders. Dividends: Aim to increase dividends stably and continuously 75 yen (significant increase of +15 yen year on year) Repurchase of shares: Aim to conduct flexibly taking into account our share price levels etc. Set maximum acquisition limit of 100.0 billion yen for interim returns. For year-end returns, set maximum acquisition limit of 1 trillion yen to respond to requests for the sale of its own shares as needed. To mitigate concerns over the dilution of share value resulting from future disposals of treasury stock, we plan to retire 520 million shares of treasury stock. 38

(6) Issues to be Addressed Implementation of transformation into a mobility company Toyota is taking on the challenge of transforming into a mobility company with the mission of “producing happiness for all.” We are now accelerating practical efforts to give concrete form to our vision, based on a solid management foundation in products, operations, and finances that have been established over the years. Through the transformation into a mobility company and continuing to work on the evolution of the automobile, our goal is to contribute to creating a mobility society filled with smiling faces. We would also like to work together with many like-minded partners to achieve a new industrial structure. We believe that the key to these aims is to increase the mobility of energy and data, thereby increasing the value of mobility. Looking ahead to a future supported by electricity and hydrogen, we would like to support the creation of a society based on renewable energy in which cars serve as a medium for transporting energy and also use mobility’s value created through data to further enrich our customers’ lives. As part of those effeorts, in the past year, we have been working to implement our multi-pathway strategy. We believe that achieving a carbon-neutral society requires a multifaceted approach and practical transition that considers customer expectations, infrastructure development, and other factors. Based on that, we are currently expanding options around the world, centering on hybrid vehicles. On top of that, we have been working hard to materialize battery EVs(BEVs), which were our missing piece, and hydrogen mobility. Regarding BEVs, our venture to create a new car architecture is progressing, including the development of compact and lightweight power units. It has also been established that the BEV we are aiming for is not only an electrified powertrain but also a “software-defined vehicle (SDV)” that is unique to Toyota and realizes a variety of mobility values for customers. 39

In addition, we are also developing internal combustion engines with a view toward their future utilization. In looking at the overall picture of these options, we have positioned this year as “our first truly multi-pathway year” and are steadily moving toward materializing the various paths. Our multi-pathway approach includes building a foundation for SDVs centering on the development of our Arene on-vehicle operating system. Going forward, we believe that generative AI will enhance data-created value. We intend to pursue a generative AI-facilitated evolution of mobility, with a focus on automated driving that provides safety and security and on SDVs. Furthermore, we believe that creating mobility value that is integrated with social systems based on energy and data requires collaboration with many colleagues, including in the infrastructure development field. It will also require that applications and services that are close to our daily lives be more integrated with cars, which we aim to accomplish with Arene as the foundation. Together with like-minded partners, we will continue our efforts to materialize the value of mobility. To strengthen the creation of such new value, we will accelerate our forward shift in research and development and strengthen “planting seeds for the future” from a medium- to long-term perspective. 40

Constructing a “10-year work overview” Group vision and work foundation In January 2024, we announced the direction the Toyota Group* should take and a vision to which all Toyota Group members can return. “Inventing our path forward, together.” Sakichi Toyoda, the founder of the Toyota Group, invented the Toyoda wooden hand loom with the desire to make life a little easier for his struggling mother. Kiichiro Toyoda invented the domestically produced passenger car with the idea that the automobile industry must be developed by the knowledge and skills of Japanese people. Thinking of others, learning, honing skills, making things, and bringing smiles to people’s faces—that passion and attitude toward invention are truly the starting point of the Toyota Group. In a time when there is no right answer, we will build a corporate culture in which we can say “thank you” to each other and aim to be a Toyota Group that is needed in the future, where diverse human resources can play an active role. * Toyota Industries Corporation, Toyota Motor Corporation, Aichi Steel Corporation, JTEKT CORPORATION, Toyota Auto Body Co., Ltd., Toyota Tsusho Corporation, AISIN CORPORATION, DENSO Corporation, TOYOTA BOSHOKU CORPORATION, TOYOTA FUDOSAN CO., LTD., TOYOTA CENTRAL R&D LABS., INC., Toyota Motor East Japan, Inc., Toyoda Gosei Co., Ltd., Hino Motors, Ltd., Daihatsu Motor Co., Ltd., Toyota Housing Corporation, Toyota Motor Kyushu, Inc., Woven by Toyota, Inc.(As of March 31, 2024) 41

Recently, the Toyota Group and its subsidiaries, including Hino Motors in March 2022 and Daihatsu Motor in April 2023, have been found to be involved in a series of irregularities. We are also facing various issues caused by the lack of reserve capacity. Confronting these issues head-on and striving to strengthen our work foundation is paramount in achieving long-term business stability. To ensure that work is done correctly, we believe that—like quality control in manufacturing—the two concepts of “incidence prevention” and “spillover prevention” are important. Incidence prevention is an initiative to create a corporate culture in which everyone works correctly based on values and rules, with doing it the Toyota way serving as our foundation. This is an initiative to change people’s attitudes over time, and we believe it is important for top management to repeatedly demonstrate the vision and values, and to continue communicating them to the genba (frontlines) through their own actions. For spillover prevention, we will review our certification organization to enhance checks and balances on the development function and create a system and structure, such as Toyota Production System(TPS) self-study activities of the certification process, to stop action immediately in the event of any unforeseen events. We will pursue effective governance in the Toyota way through comprehensive measures in terms of corporate culture, mechanisms, and systems. 42

Our awareness of and involvement in the certification irregularities As we move forward with our efforts, the following actions will be taken in response to the certification irregularities involving Daihatsu Motor Co., Ltd. (“Daihatsu”), Hino Motors, Ltd. (“Hino”), and Toyota Industries Corporation(“Toyota Industries”). The root cause common to the irregularities at these three companies was a disconnect between management and the genba(frontlines). Excessive pressure placed on workplaces led to a lack of leeway and stifled communication, resulting in a weakened awareness of legal compliance and irregularities becoming routine. Management failed to grasp the reality of workplaces and did not change the environments that gave rise to irregularities. The management teams were responsible for what happened. The management teams at the time at all three companies clarified their responsibilities by investigating the irregularities, establishing measures to prevent recurrence, charting the next courses of action, returning bonuses, and accepting reduced compensation. Under the new management team, we will support the three companies in thoroughly preventing recurrence and fulfilling their responsibilities for the future. Regarding Daihatsu, more than 50 Toyota members have joined the workplaces concerned, working with them to review regulations in various countries and technical drawings, as well as to conduct retests. Since the Independent Third-Party Committee’s investigation report in December 2023, management members of Daihatsu and Toyota have been meeting almost daily to discuss recurrence-prevention measures and review business schemes. As one action to prevent recurrence, we plan to change the arrangement for compact cars to one of outsourcing from Toyota, into a system in which Toyota will be responsible for everything from development to certification, including resource management. Toyota and Daihatsu will work together to ensure that correct work takes root in workplaces, including certification work that is in line with laws and regulations. Regarding Hino, since the irregularities were revealed, we have been discussing issues to prevent recurrence and rebuild the company, focusing on how business should be conducted. Currently, as announced in the basic agreement in May 2023, we are proceeding with the rebuilding through business integration with Mitsubishi Fuso Truck and Bus Corporation, in collaboration with Daimler Truck Holding AG. As Hino’s parent company, we will continue to provide support. As for Toyota Industries, although our capital relationship with it differs from those with our subsidiaries Daihatsu and Hino, as it is a member of the Toyota Group, we will provide it with the necessary support to prevent recurrence. As part of that, we will transfer the development and certification of automobile engines to Toyota. We are also creating an open relationship among top management and increasing the amount of daily communication. 43

Corporate culture, Mechanisms, and Systems The governance measures of Toyota and the Group companies, with the participation of outside directors and auditors, are summarized below. (Corporate culture: Group vision) The foundation for creating a corporate culture is the Toyota Group’s vision and attitudes. Through such platforms as the Akio Toyoda’s Juku, we engage in numerous dialogues with our genba members to ensure that our vision and values are instilled in them. Recently, Chairman Toyoda attended a gathering of Daihatsu dealership representatives and spoke about the values to uphold and his thoughts on Daihatsu’s revitalization. To change the corporate culture, top managementplan to repeatedly engage in such dialogue. 44

As part of our efforts to build appropriate corporate cultures, we are also increasing the amount of communication among management members through occasions such as president meetings and executive vice president meetings of members of our corporate group. It is believed that the foundation of group governance is to build relationships in which members of top management can communicate openly with each other daily. (Mechanism: Reserve capacity) Toyota is currently prioritizing the creation of “reserve capacity”. For example, in production, we lowered the maximum daily production volume from the originally planned 14,500 units to 14,000 units. In development, we optimized the number of projects by reviewing priorities and creating more capacity onsite. This will allow us to devote much time to improving workplace communication, ensuring safety and quality in our work, improving individual skills based on job descriptions, developing a skilled workforce, and implementing other enhancements. We are promoting these initiatives company-wide with the idea of establishing today how we will work in 10 years. 45

(Mechanism/System: Strengthening internal control and risk management of subsidiaries) Also, by encouraging the top management of each company, we are strengthening our subsidiaries’ internal control systems. For example, Daihatsu’s new Governance, Risk and Compliance Management Division and GRC*1 Committee were established as Daihatsu and Toyota jointly considered measures to prevent recurrence, and we will work together with them to ensure effective operations. Additionally, to expand the legal certification system, which was a particular issue this time, workplace members of Daihatsu, Hino, and Toyota Industries are gathering through Toyota Production System self-study activities*2 to clarify their business processes. *1 Governance Risk Management and Compliance. *2 Activities to voluntarily learn and practice Toyota Production System (TPS). (System: Speak Up) When it comes to internal reporting, we have unified the operation of our Speak Up system for raising the alarm for Toyota (internal) and external (subsidiaries, Toyota Group, etc.), so that we will be able to respond to them more promptly than ever. (System: Auditing expansion) Toyota will also expand its auditing of subsidiaries. Based on risk assessments, we plan to expand the number of subject companies and conduct audits from multiple perspectives, including corporate culture, workplace environment, and legal compliance. In addition to audits, we have rolled out such tools as governance inspection check sheets and compliance surveys to all subsidiaries to encourage self-inspection with the involvement of top management. 46

Through these comprehensive measures, we will strive to improve consolidated governance. As we keep the Toyota way as our foundation, we want to tenaciously strive—based on a desire to link our actions today to our competitiveness 10 years from now—to create environments that ensure that all employees do correct work.    47

Toyota is a company that is close to its local customers and practices product-centered management. Without wavering from this starting point, we will work hard together to create good cars that bring our customers smile. And with the slogan “Let’s change the future of cars”, we will accelerate our challenge of creating a mobility society together with many partners. Toyota values the idea that the future is for us to build together. It is only with the support of our shareholders, investors, partners, and stakeholders that we can continue to take on the challenges of the future. We would appreciate your continued support and encouragement.   48

(7) Main Business The Toyota group’s business segments are automotive operations, financial services operations and all other operations. Business Main products and services Vehicles (passenger vehicles, trucks and buses, and mini-vehicles), Automotive Operations Parts & components for production, Parts, etc. Financial Services Operations Auto sales financing, Leasing, etc. Other Operations Information Technology, etc. (8) Main Sites <TMC> Name Location Head Office Aichi Prefecture Tokyo Head Office Tokyo Nagoya Office Aichi Prefecture Honsha Plant Aichi Prefecture Motomachi Plant Aichi Prefecture Kamigo Plant Aichi Prefecture Takaoka Plant Aichi Prefecture Miyoshi Plant Aichi Prefecture Tsutsumi Plant Aichi Prefecture Myochi Plant Aichi Prefecture Shimoyama Plant Aichi Prefecture Kinu-ura Plant Aichi Prefecture Tahara Plant Aichi Prefecture Teiho Plant Aichi Prefecture Toyota Technical Center Higashi-Fuji Shizuoka Prefecture Toyota Technical Center Shimoyama Aichi Prefecture <Domestic and overseas subsidiaries> Please see section “(10) Status of Principal Subsidiaries.” (9) Employees Number of employees Increase (Decrease) from end of FY2023 380,793 +5,558 49

(10) Status of Principal Subsidiaries

	Company name	Location	Capital/ Subscription	Percentage ownership interest	Main business
Japan			million yen	%	
	Toyota Financial Services Corporation	Aichi Prefecture	78,525	100.00	Management of domestic and overseas financial companies, etc.
	Hino Motors, Ltd.	Tokyo	72,717	50.11	Manufacture and sales of automobiles
	Daihatsu Motor Co., Ltd.	Osaka Prefecture	28,404	100.00	Manufacture and sales of automobiles
	TOYOTA Mobility Tokyo Inc.	Tokyo	18,100	100.00	Sales of automobiles
	Toyota Finance Corporation	Aichi Prefecture	16,500	100.00*	Finance of automobile sales, Card business
	Toyota Mobility Parts Co., Ltd.	Aichi Prefecture	15,000	54.08*	Sales of automobile parts
	Toyota Auto Body Co., Ltd.	Aichi Prefecture	10,372	100.00	Manufacture and sales of automobiles
	Toyota Motor Kyushu, Inc.	Fukuoka Prefecture	7,750	100.00	Manufacture and sales of automobiles
	Toyota Motor East Japan, Inc.	Miyagi Prefecture	6,851	100.00	Manufacture and sales of automobiles
North America			in thousands	%	
	Toyota Motor Engineering & Manufacturing North America, Inc.	U.S.A.	USD 1,958,950	100.00*	Management of manufacturing companies in North America
	Toyota Motor Manufacturing, Kentucky, Inc.	U.S.A.	USD 1,180,000	100.00*	Manufacture and sales of automobiles
	Toyota Motor North America, Inc.	U.S.A.	USD 999,158	100.00*	Management of all North American affiliates
	Toyota Motor Credit Corporation	U.S.A.	USD 915,000	100.00*	Finance of automobile sales
	Toyota Motor Manufacturing, Indiana, Inc.	U.S.A.	USD 620,000	100.00*	Manufacture and sales of automobiles
	Toyota Motor Manufacturing, Texas, Inc.	U.S.A.	USD 510,000	100.00*	Manufacture and sales of automobiles
	Toyota Motor Sales, U.S.A., Inc.	U.S.A.	USD 365,000	100.00*	Sales of automobiles
	Toyota Financial Savings Bank	U.S.A.	USD 1	100.00*	Finance of automobile sales
	Toyota Motor Manufacturing Canada Inc.	Canada	CAD 680,000	100.00	Manufacture and sales of automobiles
	Toyota Credit Canada Inc.	Canada	CAD 60,000	100.00*	Finance of automobile sales
	Toyota Canada Inc.	Canada	CAD 10,000	51.00	Sales of automobiles
	Toyota Motor Manufacturing de Baja California, S .de R.L.de C.V.	Mexico	MXN 3,834,821	100.00*	Manufacture and sales of automobiles
	Toyota Motor Manufacturing de Guanajuato, S.A.de C.V.	Mexico	MXN 3,395,529	100.00*	Manufacture and sales of automobiles

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	Company name	Location	Capital/ Subscription	Percentage ownership interest	Main business
Europe			in thousands	%	
	Toyota Motor Europe NV/SA	Belgium	EUR 3,504,469	100.00	Management of all European affiliates
	Toyota Motor Manufacturing France S.A.S.	France	EUR 268,079	100.00*	Manufacture and sales of automobiles
	Toyota Motor Italia S.p.A.	Italy	EUR 38,958	100.00*	Sales of automobiles
	Toyota France S.A.S.	France	EUR 2,123	100.00*	Sales of automobiles
	Toyota Motor Finance (Netherlands) B.V.	Netherlands	EUR 908	100.00*	Loans to overseas Toyota related companies
	Toyota Central Europe Sp. z o.o.	Poland	EUR 101	100.00*	Sales of automobiles
	Toyota Motor Manufacturing (UK) Ltd.	U.K.	GBP 300,000	100.00*	Manufacture and sales of automobiles
	Toyota Financial Services (UK) PLC	U.K.	GBP 253,950	100.00*	Finance of automobile sales
	Toyota (GB) PLC	U.K.	GBP 2,600	100.00*	Sales of automobiles
	Toyota Motor Manufacturing Czech Republic, s.r.o.	Czech Republic	CZK 5,140,000	100.00*	Manufacture and sales of automobiles
	Toyota Motor Manufacturing Turkey Inc.	Turkey	TRY 150,165	90.00*	Manufacture and sales of automobiles
Asia			in thousands	%	
	Guangqi Toyota Engine Co., Ltd.	China	USD 670,940	70.00*	Manufacture and sales of automobile parts
	Toyota Motor (China) Investment Co., Ltd.	China	USD 118,740	100.00	Sales of automobiles
	Toyota Motor Finance (China) Co., Ltd.	China	CNY 4,100,000	100.00*	Finance of automobile sales
	Toyota Kirloskar Motor Private Ltd.	India	INR 7,000,000	89.00	Manufacture and sales of automobiles
	P.T. Astra Daihatsu Motor	Indonesia	IDR 894,370,000	61.75*	Manufacture and sales of automobiles
	PT. Toyota Motor Manufacturing Indonesia	Indonesia	IDR 19,523,503	95.00	Manufacture and sales of automobiles
	Toyota Motor Asia Pacific Pte Ltd.	Singapore	SGD 6,000	100.00	Management of sales operations in Asia
	Toyota Leasing (Thailand) Co., Ltd.	Thailand	THB 18,100,000	87.44*	Finance of automobile sales
	Toyota Motor Thailand Co., Ltd.	Thailand	THB 7,520,000	86.43	Manufacture and sales of automobiles
	Toyota Daihatsu Engineering & Manufacturing Co., Ltd.	Thailand	THB 1,300,000	100.00*	Management of manufacturing operations in Asia
Other			in thousands	%	
	Toyota Motor Corporation Australia Ltd.	Australia	AUD 481,100	100.00	Sales of automobiles
	Toyota Finance Australia Ltd.	Australia	AUD 120,000	100.00*	Finance of automobile sales
	Toyota Argentina S.A.	Argentina	ARS 260,000	100.00*	Manufacture and sales of automobiles
	Toyota do Brasil Ltda.	Brazil	BRL 6,709,980	100.00	Manufacture and sales of automobiles
	Toyota South Africa Motors (Pty) Ltd.	South Africa	ZAR 50	100.00*	Manufacture and sales of automobiles

Notes:

1. * Indicates that the ownership interest includes such ratio of the subsidiaries.
2. The ownership interests are calculated based on the total number of shares issued at the end of the fiscal year.

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2. Status of Shares (1) Total Number of Shares Authorized 50,000,000,000 shares (2) Total Number of Shares Issued 16,314,987,460 shares (3) Number of Shareholders 947,533 (4) Major Shareholders Number of Percentage of Name of Shareholders Shares Shareholding (1,000 shares) (%) The Master Trust Bank of Japan, Ltd. 1,808,404 13.42 Toyota Industries Corporation 1,192,331 8.85 Custody Bank of Japan, Ltd. 836,489 6.21 Nippon Life Insurance Company 633,230 4.70 JPMorgan Chase Bank, N.A. (Standing Proxy: Settlement & 585,585 4.35 Clearing Services Division, Mizuho Bank, Ltd.) DENSO Corporation 449,576 3.34 State Street Bank and Trust Company (Standing Proxy: 378,847 2.81 Settlement & Clearing Services Division, Mizuho Bank, Ltd.) The Bank of New York Mellon as Depositary Bank for Depositary Receipt Holders (Standing Proxy: Sumitomo 321,674 2.39 Mitsui Banking Corporation) Mitsui Sumitomo Insurance Company, Limited 284,072 2.11 Tokio Marine & Nichido Fire Insurance Co., Ltd. 255,324 1.89 Notes: 1. The Bank of New York Mellon as Depositary Bank for Depositary Receipt Holders is the nominee of the Bank of New York Mellon, which is the depositary for holders of TMC’s American Depositary Receipts (ADRs). 2. The percentage of shareholding is calculated after deducting the number of shares of treasury stock (2,840,815 thousand shares) from the total number of shares issued. (5) Status of Shares Issued as Consideration for the Execution of Duties to Members of the Board of Directors and Audit & Supervisory Board Members during FY2024 Number of Shares Number of Recipients (1,000 shares) (Persons) Members of the Board of Directors (excluding outside 421 2 members of the Board of Directors) 52

3. Status of Members of the Board of Directors and Audit & Supervisory Board Members (1) Members of the Board of Directors and Audit & Supervisory Board Members Name Position Areas of responsibility Important concurrent duties Akio Toyoda * Chairman of the—Chairman of the Board of—Chairman of TOYOTA FUDOSAN Board of Directors Directors CO., LTD. —Member of the Board of Directors of DENSO CORPORATION —Representative Director of ROOKIE Racing, Inc. —Chairman of TOYOTA GAZOO Racing World Rally Team Oy Shigeru * Vice Chairman of—Chief Privacy Officer—Representative Director of Institute Hayakawa the Board of—Chairman of the Executive for International Economic Studies Directors Appointment Meeting —Chairman of the Executive Compensation Meeting Koji Sato * President, Member—Chief Executive Officer—Chairman of TOYOTA GAZOO of the Board of Racing Europe GmbH Directors—Chairman of Toyota Motor North America, Inc. Hiroki Nakajima Member of the—Chief Technology Officer—President of Commercial Japan Board of Directors Partnership Technologies Corporation Yoichi Miyazaki Member of the—Chief Financial Officer Board of Directors—Chief Competitive Officer —Member of the Executive Appointment Meeting —Member of the Executive Compensation Meeting Simon Member of the—Chief Branding Officer—Executive Vice President of Calty Humphries Board of Directors Design Research, Inc. Ikuro Sugawara Member of the—Member of the Executive—Outside Director of Hitachi, Ltd. Board of Directors Appointment Meeting—Outside Director of FUJIFILM —Member of the Executive Holdings Corporation Compensation Meeting Sir Philip Member of the—Member of the Executive Craven Board of Directors Appointment Meeting —Member of the Executive Compensation Meeting Masahiko Member of the—Member of the Executive—Deputy Chairman of Sumitomo Mitsui Oshima Board of Directors Appointment Meeting Banking Corporation —Member of the Executive Compensation Meeting Emi Osono Member of the—Member of the Executive—Professor at School of Business Board of Directors Appointment Meeting Administration, Hitotsubashi —Member of the Executive University Business School Compensation Meeting—Outside Director of Tokio Marine Holdings, Inc. Masahide Full-time Audit & Yasuda Supervisory Board Member Katsuyuki Ogura Full-time Audit & —Outside Audit & Supervisory Board Supervisory Board Member of Aichi Steel Corporation Member Takeshi Shirane Full-time Audit & Supervisory Board Member 53

Name	Position	Areas of responsibility	Important concurrent duties
George Olcott	Audit & Supervisory Board Member		- Outside Director of Kirin Holdings Company, Limited
Ryuji Sakai	Audit & Supervisory Board Member		- Attorney
Catherine O'Connell	Audit & Supervisory Board Member		- Registered foreign attorney - External Audit & Supervisory Board Member of Fujitsu Limited

Notes:

1. * Representative Director
2. Mr. Koji Sato, who is President and a member of the Board of Directors, concurrently serves as Operating Officer (President).
3. Mr. Hiroki Nakajima and Mr. Yoichi Miyazaki, who are members of the Board of Directors, concurrently serve as Operating Officers (Executive Vice Presidents).
4. Mr. Simon Humphries, who is a member of the Board of Directors, concurrently serves as Operating Officer.
5. Mr. Ikuro Sugawara, Sir Philip Craven, Mr. Masahiko Oshima and Ms. Emi Osono, all of whom are members of the Board of Directors, are outside members of the Board of Directors. They are also Independent Directors as provided by the rules of the Japanese stock exchanges on which TMC is listed.
6. Dr. George Olcott, Mr. Ryuji Sakai and Ms. Catherine O'Connell, all of whom are Audit & Supervisory Board members, are outside Audit & Supervisory Board members. They are also Independent Audit & Supervisory Board members as provided by the rules of the Japanese stock exchanges on which TMC is listed.
7. The "Important concurrent duties" are listed chronologically, in principle, based on the dates the executives assumed their present positions.
8. TMC has entered into Directors and Officers liability insurance contracts with an insurance company, naming all Members of the Board of Directors, Audit & Supervisory Board Members, Operating Officers, Executive Fellows and Senior Fellows as insured persons. For details, please see Proposed Resolution 1 and Proposed Resolution 2 of the Reference Documents.

(2) Compensation to Members of the Board of Directors and Audit & Supervisory Board Members for FY2024

1) Details on Determination of the Amount and Calculation Method of Remuneration to Members of the Board of Directors and Audit & Supervisory Board Members and the Determination Method

a. Decision Making Policy and Process

TMC believes that it is critical to appoint individuals who practice "product-centered and region-centered management" and contribute to decision-making aimed at sustainable growth into the future based on the "Toyota Philosophy*". Moreover, these individuals should be able to play a significant role in transforming TMC into a mobility company through responding to electrification, intelligence, and diversification based on trust and friendship and internal two-way interactive teamwork, while working towards the solution of climate change and other social challenges. Executive compensation is an important method to motivate executives to take various actions and is determined according to the following policies ("Overall Policy").

* Please see the "Toyota Philosophy " on page 3.

- It should be a system that encourages members of the Board of Directors to work to improve the medium- to long-term corporate value of TMC
- It should be a system that can maintain compensation levels that will allow TMC to secure and retain talented personnel
- It should be a system that motivates members of the Board of Directors to promote management from the same viewpoint as our shareholders with a stronger sense of responsibility as corporate managers

54

Policies for determining remuneration for each member of the Board of Directors are resolved by the Board of Directors. The remuneration is effectively linked to corporate performance while reflecting individual job responsibilities and performance in determining remuneration levels and methods. Remuneration for outside members of the Board of Directors and Audit & Supervisory Board members consists only of fixed payments. As a result, this remuneration is not readily impacted by business performance, helping to ensure independence from management. Based on the resolution of the 115th Ordinary General Shareholders’ Meeting held on June 13, 2019 concerning remuneration for the members of the Board of Directors of TMC, the maximum cash compensation was set at 3.0 billion yen per year (of which, the maximum amount payable to outside members of the Board of Directors is 0.3 billion yen per year), and the maximum share compensation was set at 4.0 billion yen per year. The number of members of the Board of Directors pursuant to the resolution of the 115th Ordinary General Shareholders’ Meeting was nine (including three outside members of the Board of Directors). The amount of remuneration for Audit & Supervisory Board members of TMC was set at 30 million yen or less per month at the 104th Ordinary General Shareholders’ Meeting held on June 24, 2008. The number of Audit & Supervisory Board members pursuant to the resolution of the 104th Ordinary General Shareholders’ Meeting was seven. The amount of remuneration for each member of the Board of Directors and the remuneration system are decided by the Board of Directors and the “Executive Compensation Meeting,” a majority of the members of which are outside members of the Board of Directors, in order to ensure the independence of the decisions. The members of the “Executive Compensation Meeting” are Shigeru Hayakawa (Chairman), Vice Chairman of the Board of Directors, and Yoichi Miyazaki, a member of the Board of Directors, as well as Ikuro Sugawara, Sir Philip Craven, Masahiko Oshima, and Emi Osono, all outside members of the Board of Directors. Notes: 1. Masahiko Oshima and Emi Osono, outside members of the Board of Directors, replaced Teiko Kudo,an outside member of the Board of Directors, as members of the Executive Compensation Meeting on June 14, 2023. Teiko Kudo, an outside member of the Board of Directors, retired as a member of the Board of Directors upon the conclusion of the Ordinary General Shareholders’ Meeting held on June 14, 2023. 2. The amount of remuneration for each outside member of the Board of Directors and the amount of remuneration for each non-outside member of the Board of Directors were determined at conventions of the Executive Compensation Meeting held in June 2023 and April 2024, respectively. The Board of Directors resolves the policy for determining remuneration for and other payments to each member of the Board of Directors and the executive remuneration system as well as the total amount of remuneration for FY2024, and delegates the determination of the amount of remuneration for each member of the Board of Directors to the Executive Compensation Meeting. The Executive Compensation Meeting reviews the remuneration system for members of the Board of Directors and senior management on which it will consult with the Board of Directors and determines the amount of remuneration for each member of the Board of Directors, taking into account factors such as corporate performance as well as individual job responsibilities and performance, in accordance with the policy for determining remuneration for and other payments to each member of the Board of Directors established by the Board of Directors. The Board of Directors considers that such decisions made by the Executive Compensation Meeting are in line with the policy on determining remuneration and other payments for each member of the Board of Directors. Remuneration for Audit & Supervisory Board members is determined by the Audit & Supervisory Board within the scope determined by resolution of the shareholders’ meeting. FY2024 compensation was discussed and determined at the Executive Compensation Meetings held in June, September, October and December 2023 and February, March and April 2024. Preparation meetings with only outside members of the Board of Directors were held in July 2023 and in January, February and April 2024. Remuneration for members of the Board of Directors was determined with the unanimous consent of the Executive Compensation Meeting members. 55

<Major discussions made at the Executive Compensation Meetings>
- Revision of compensation levels by position and duties
- Revision of compensation composition by position and duties
- Revision of KPIs for FY2024 and evaluation of results
- Determination of individual compensation amount

As a result of discussions at the Executive Compensation Meeting, TMC has revised part of the policies for determining remuneration for each member of the Board of Directors from FY2023 in order to be able to better put into practice the purport of the Overall Policy. However, for those members of the Board of Directors who retired at the close of the Ordinary General Shareholders' Meeting held on June 14, 2023 ("retired members of the Board of Directors"), the amount of remuneration for each member is determined by applying the determination policies before the revision.

b. Method of Determining Performance-based Remuneration (Bonus and Share Compensation)
1) Directors with Japanese citizenship (excluding outside members of the Board of Directors)
TMC sets the total amount of compensation that each member of the Board of Directors receives annually ("Annual Total Remuneration") at an appropriate level based on position and duties by referencing a benchmark of Japanese and also global companies selected based on the size of each person's role and other factors.
TMC makes sure that STI (short term incentive) and LTI (long term incentive) account for around 20% and 50% of the Annual Total Remuneration, respectively, and performance-based remuneration, which is STI and LTI combined, account for around 70%. STI is provided in the form of cash compensation based on "consolidated operating income" and "fluctuation of TMC's market capitalization*." LTI is provided in the form of share compensation based on "multiple financial indicators," "non-financial indicator," and "individual performance evaluation."
* Calculated by multiplying the closing price of TMC's common stock for on the Tokyo Stock Exchange by the number of shares issued after deducting the number of shares of treasury stock

<Composition of Compensation>

Type of Remuneration	% of Total Remuneration	Remuneration Method	Concept
Base compensation	Around 30%	Cash compensation	The percentage of total remuneration represented by LTI is designed to increase as an individual's roles and duties become greater.
STI (Short Term Incentive)	Around 20%	Cash compensation	
LTI (Long Term Incentive)	Around 50%	Share compensation	

<Concept of Performance Evaluating Indicators>

STI	Financial indicators	(1) Consolidated operating income (single year)	Indicator for evaluating TMC's efforts based on short-term business performance
		(2) Fluctuation of TMC's market capitalization	Corporate value indicator for shareholders and investors to evaluate TMC's efforts
LTI	Financial indicators	(3) Consolidated operating income (multiple years)	Indicator for evaluating TMC's medium- to long-term efforts based on business performance
		(4) Total shareholder return	Corporate value indicator for shareholders and investors to evaluate TMC's medium- to long-term efforts
		(5) Return on equity	
	Non-financial indicator	(6) Progress of efforts to resolve sustainability issues	Indicator for evaluating TMC's medium- to long-term efforts based on the degree of corporate value enhancement
	Individual performance evaluation		Qualitative evaluation of performance of each member of the Board of Directors

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<Method and Reference Value for Each Performance Evaluating Indicator and Evaluation Result>

STI	Evaluation Weight	Evaluation Method	Reference Value	Evaluation Result
(1) Consolidated operating income (single year)	70%	Evaluate the degree of attainment of consolidated operating income in FY2024, using the average consolidated operating income of TMC over the last 10 fiscal years as a reference value (set in 2023)	2.5 trillion yen	191%
(2) Fluctuation of TMC's market capitalization	30%	Comparatively evaluate the fluctuation of TMC's market capitalization for FY2024 (average from January through March), using the market capitalization of TMC and TOPIX for FY2023 (average from January through March) as reference values	TMC: 25.5 trillion yen TOPIX: 1,990.68	

LTI	Evaluation Weight	Evaluation Method	Reference Value	Evaluation Result
(3) Consolidated operating income (multiple years)	35%	Evaluate the degree of attainment of consolidated operating income for the last three fiscal years, including FY2024, using the average consolidated operating income of TMC over the last 10 fiscal years as a reference value (set in 2023)	2.5 trillion yen	139%
(4) Total shareholder return	17.5%	Comparatively evaluate TMC's total shareholder return, using the rate of change calculated by dividing the sum of the stock price of TMC on the last day of FY2024 and the cumulative amount of dividend per share during the period from the fiscal year that is four years before FY2024 through FY2024 by the stock price on the last day of the fiscal year that is five years before FY2024 and the rate of change in TOPIX Net Total Return calculated in the same manner as reference values	TOPIX: 196.2%	
(5) Return on equity	17.5%	Comparatively evaluate TMC's return on equity for FY2024 using the levels recommended by the Ito Review as reference values	8%	
(6) Progress of efforts to resolve sustainability issues	30%	Evaluate the degree of contribution of business activities during FY2024 in accordance with the six key issues (materiality) *	Six key issues (materiality)	

* Please see the "Integrated Report 2023" on page 13.

<Concept of Individual Performance Evaluation>

For the determination of Annual Total Remuneration, the LTI base amount is subject to adjustment based on individual performance evaluation. The evaluation takes into account various factors, such

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as initiatives (including the ESG perspective) based on the Toyota Philosophy* and initiatives toward medium- to long-term corporate value enhancement, as well as trust from his or her peers and contribution to the promotion of human resources development. The range of adjustments based on individual performance evaluations is set commensurate with position and job responsibilities within the range of 50% above or below of the 40% of the LTI base amount. The amount of LTI for each member of the Board of Directors is calculated based on evaluation results.
* Please see the "Toyota Philosophy" on page 3.

<Method of Determining Performance-based Remuneration (Bonus and Share Compensation) for Retired Members of the Board of Directors>
TMC sets the "Annual Total Remuneration" received by each member of the Board of Directors in a year based on consolidated operating income, the fluctuation of TMC's market capitalization* and individual performance evaluation. The balance after deducting monthly compensation as fixed remuneration from Annual Total Remuneration constitutes performance-based remuneration.
TMC sets an appropriate executive compensation level for Annual Total Remuneration based on position and duties by referencing a benchmark of Japanese and also global companies selected based on the size of each person's role and other factors.
* Calculated by multiplying the closing price of TMC's common stock for FY2024 on the Tokyo Stock Exchange by the number of shares issued after deducting the number of shares of treasury stock

<Concept of Each Item of Performance-based Remuneration for Retired Members of the Board of Directors>

Consolidated operating income	Indicator for evaluating TMC's efforts based on business performance
Fluctuation of TMC's market capitalization	Corporate value indicator for shareholders and investors to evaluate TMC's efforts
Individual performance evaluation	Qualitative evaluation of performance of each member of the Board of Directors

<Method and Reference Value for Evaluating Indicators and Evaluation Result of Performance-based Remuneration for Retired Members of the Board of Directors>

	Evaluation Weight	Evaluation Method	Reference Value	Evaluation Result
Consolidated operating income	70%	Evaluate the degree of attainment of consolidated operating income in FY2024, using required income (set in 2011) for TMC's sustainable growth as reference value	1 trillion yen	330%
Fluctuation of TMC's market capitalization	30%	Comparatively evaluate the fluctuation of TMC's market capitalization for FY2024 (average from January through March), using the market capitalization of TMC and TOPIX for FY2023 (average from January through March) as reference values	TMC: 25.5 trillion yen TOPIX: 1,990.68	

<Method of Setting Annual Total Remuneration for Retired Members of the Board of Directors>
Annual Total Remuneration is set using a theoretical formula that takes into account the benchmarking results of remuneration for members of the Board of Directors. Annual Total Remuneration is set based on consolidated operating income and the fluctuation of the market capitalization of TMC, and then adjusted based on individual performance evaluations. The individual performance evaluation takes into account various factors, such as initiatives (including the ESG perspective) based on the Toyota Philosophy*, as well as trust from his or her peers and contribution to the promotion of human resources development. The scope of adjustments based on individual performance evaluations is set commensurate with position and job responsibilities within the range of 50% above or below Annual Total Remuneration. Annual Total Remuneration of the Board of Directors is calculated based on evaluation results.
* Please see the "Toyota Philosophy" on page 3.

2) Directors with foreign citizenship (excluding outside members of the Board of Directors)
Fixed remuneration and performance-based remuneration are set based on the remuneration levels

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and structures that allow TMC to secure and retain talented personnel. Annual Total Remuneration levels as well as the percentages of fixed remuneration and performance-based remuneration in total remuneration are set taking into account each member’s job responsibilities and the remuneration standards of the entity for which such member previously worked (application determined individually). Performance-based remuneration consists of STI and LTI as is the case with directors with Japanese citizenship (excluding outside members of the Board of Directors). The amounts of STI and LTI change in the same manner by reflecting STI and LTI performance evaluating indicators set for directors with Japanese citizenship (excluding outside members of the Board of Directors) and individual performance evaluation results. In addition, there are cases where we provide income tax compensation for certain members of the Board of Directors in light of the difference in income tax rates with those of his or her home country. <Composition and Method of Setting Performance-based Remuneration in the Treatment of Retired Members of the Board of Directors with Foreign Citizenship> Performance-based remuneration is set based on consolidated operating income, the fluctuation of the market capitalization of TMC and individual performance, taking into account each member’s job responsibilities and the remuneration standards of such member’s home country (application determined individually). The concept of each item is the same as that for retired members of the Board of Directors with Japanese citizenship (excluding outside members of the Board of Directors). In addition, there are cases where we provide income tax compensation for certain members of the Board of Directors in light of the difference in income tax rates with those of his or her home country. 59

c. Share Compensation System TMC’s Board of Directors resolves on share compensation within the maximum share compensation amount of 4.0 billion yen per year (with the aggregate number of TMC’s common shares to be allotted to members of the Board of Directors of TMC, excluding outside members of the Board of Directors, to be subject to a maximum of 4 million shares per year in total) that was established at the 115th Ordinary General Shareholders’ Meeting held on June 13, 2019 and the 118th Ordinary General Shareholders’ Meeting held on June 15, 2022. The overview of the share compensation is as follows. Eligible persons Members of the Board of Directors of TMC (excluding outside members of the Board of Directors) Total amount of the share Maximum of 4.0 billion yen per year compensation Amount of the share Set each year as part of performance-based remuneration compensation payable to each considering factors such as corporate results, duties, and member of the Board of Directors performance Type of shares to be allotted and Issue or disposal of common stock (with transfer restrictions method of allotment under an allotment agreement) Total number of shares to be Maximum of 4 million shares per year in total to eligible allotted members of the Board of Directors (provided, however, that if a stock split, including a gratis allotment, or a reverse stock split of TMC’s common shares is carried out after June 15, 2022, or in case of events that otherwise require an adjustment to the total number of TMC’s common shares to be issued or disposed of as restricted share compensation, such total number of shares will be adjusted to a reasonable extent) Amount to be paid Determined by the Board of Directors of TMC based on the closing price of TMC’s common stock on the Tokyo Stock Exchange on the business day prior to each resolution of the Board of Directors, within a range that is not particularly advantageous to eligible members of the Board of Directors Transfer restriction period A period of between three and fifty years, as predetermined by the Board of Directors of TMC Conditions for removal of transfer Restrictions will be removed upon the expiration of the transfer restrictions restriction period. However, restrictions will also be removed in the case of expiration of the term of office, death, or other legitimate reasons. Gratis acquisition by TMC TMC will be able to acquire all allotted shares without consideration in the case of violations of laws and regulations or other reasons specified by the Board of Directors of TMC during the transfer restriction period. d. Clawback rule TMC has introduced a clawback rule in November 2023. Under this rule, if TMC is required, in connection with financial reporting requirements under applicable laws and regulations, to restate its past financial statements, TMC will, subject to certain conditions, can mandatorily recover the resulting overpaid portion of performance-based remuneration from incumbent or retired members of the Board of Directors who received such remuneration. The clawback rule does not apply to members of the Board of Directors who retired from office before its introduction. The compensation that is subject to clawback is the whole or part of performance-based remuneration, including share compensation, that has been paid based on financial statements before restatement, and the clawback applies to the three fiscal years ended immediately before the day on which the restatement of financial statements is required. The management and operation of this rule, including the identification of remuneration, periods, and individuals who are subject to clawback, are conducted by the Executive Compensation Meeting. 60

2) Amount of Compensation, the Amount of Compensation by Type of Compensation and the Number of Eligible Executives by Category of Executives Amount of compensation by type (million yen) Amount of Number of Base Performance-based compen- Category eligible compensation compensation sation executives Monthly Share (million yen) Bonus compensation compensation Members of the Board of Directors 15 844 1,712* 3,542 (incl. outside 985 (5) (178) (518thousand shares) (178) members of the Board of Directors) Audit & Supervisory Board members 8 263 263 —— (incl. outside Audit (4) (57) (57) & Supervisory Board members) 1,712* Total 23 1,107 985 3,804 (518thousand shares) Notes: 1. The amount of cash compensation payable to members of the Board of Directors has been set at a maximum total of 3.0 billion yen per year (of which, the maximum amount payable to outside members of the Board of Directors is 0.3 billion yen per year) and the amount of share compensation has been set at a maximum total of 4.0 billion yen per year, by resolution at the 115th Ordinary General Shareholders’ Meeting held on June 13, 2019. Cash compensation consists of monthly compensation and bonuses. The amount of compensation payable to Audit & Supervisory Board members has been set at a maximum total of 30 million yen per month by the resolution of the 104th Ordinary General Shareholders’ Meeting held on June 24, 2008. 2. Performance-based compensation is granted in the amount calculated by multiplying the closing price of common stock on the date immediately before the date of the allotment resolution by the number of shares stated above pursuant to the resolution at the Board of Directors Meeting held on May 8, 2024. *The amount of share compensation stated above is calculated by multiplying the average price of common stock from January through March of FY2024 by the number of shares resolved, as a reference. 3. Share compensation was granted to six individuals, namely Mr. Akio Toyoda, the Chairman of the Board of Directors, Mr. Shigeru Hayakawa, the Vice Chairman of the Board of Directors, Mr. Koji Sato, the President and member of the Board of Directors, Mr. Hiroki Nakajima, member of the Board of Directors, Mr. Yoichi Miyazaki, member of the Board of Directors and Mr. Simon Humphries, member of the Board of Directors. 4. In addition to the amounts of compensation, etc., above, one retiring director was paid 68 million yen as performance-based compensation for the fiscal year ended March 31, 2022. 61

(3) Status of Outside Members of the Board of Directors and Outside Audit & Supervisory Board Members 1) Major activities for FY2024 Attendance of Board of Attendance of Audit & Category Name Directors meetings Supervisory Board meetings (total attended/total held) (total attended/total held) Member of the Board of Directors Ikuro Sugawara 16/16 Member of the Board of Directors Sir Philip Craven 15/16 Member of the Board of Directors Masahiko Oshima 13/13 Member of the Board of Directors Emi Osono 13/13 ———— Audit & Supervisory Board Member George Olcott 16/16 16/16 Audit & Supervisory Board Member Ryuji Sakai 16/16 16/16 Audit & Supervisory Board Member Catherine O’Connell 13/13 13/13 Note: The total number of meetings held varies due to the difference in the dates of assumption of office. Each outside member of the Board of Directors and outside Audit & Supervisory Board member contributed by giving opinions based on his or her experience and insight. Mr. Ikuro Sugawara, Sir Philip Craven, Mr. Masahiko Oshima and Ms. Emi Osono, members of the Board of Directors, played appropriate roles as stated in <Recent contribution> and <Reasons for nomination as an outside member of the Board of Director candidate> of Proposed Resolution 1 of the Reference Documents. 2) Details of Limited Liability Agreements Agreements between the outside members of the Board of Directors or outside Audit & Supervisory Board members and TMC to limit liability as stipulated in Article 423, Paragraph 1 of the Companies Act, with liability limited to the amount stipulated in Article 425, Paragraph 1 of the Companies Act. 62

4. Status of Accounting Auditor (1) Name of Accounting Auditor PricewaterhouseCoopers Japan LLC PricewaterhouseCoopers Aarata LLC merged with PricewaterhouseCoopers Kyoto on December 1, 2023, and changed its name to PricewaterhouseCoopers Japan LLC as of the same date. (2) Compensation to Accounting Auditor for FY2024 1) Total compensation and other amounts paid by TMC for the services provided in Article 2, Paragraph 1 of the Certified Public Accountants Act of Japan 868 million yen 2) Total amount of cash and other property benefits paid by Toyota 2,077 million yen Notes: 1. The Audit & Supervisory Board examined whether the content of the Accounting Auditor’s audit plan, its execution of duties, basis for calculating the estimated compensation and others were appropriate, and thereupon agreed on the amount of compensation to the Accounting Auditor. 2. The amount in 1) above includes compensation for audits performed in compliance with the Financial Instruments and Exchange Law. 3. The amount in 2) above includes compensation for advice and consultation concerning accounting matters and information disclosure that are not included in the services provided in Article 2, Paragraph 1 of the Certified Public Accountants Act of Japan. 4. Among principal subsidiaries of TMC, overseas subsidiaries are audited by certified public accountants or audit firms other than PricewaterhouseCoopers Japan LLC. (3) Policy regarding decisions on the dismissal or non-reappointment of the Accounting Auditor If an Accounting Auditor falls under any of the items of Article 340, Paragraph 1 of the Companies Act and the Accounting Auditor’s dismissal is accordingly deemed to be appropriate, the Audit & Supervisory Board shall dismiss the Accounting Auditor with the unanimous consent of the Audit & Supervisory Board Members. If any event or situation that hinders an Accounting Auditor from appropriately executing its duties is deemed to have occurred, the Audit & Supervisory Board shall determine the content of a proposal for the dismissal or non-reappointment of the Accounting Auditor to be submitted to the General Shareholders’ Meeting. 63

5. System to Ensure the Appropriateness of Business Operations and Outline of Implementation Status of Such Systems Basic understanding of system to ensure appropriateness of business operations TMC will work on developing individuals working at TMC and TMC’s subsidiaries, based on the “Toyota Philosophy,” the “Guiding Principles at Toyota,” the “Toyota Code of Conduct,” the “Toyota Way 2020,” and the “Toyota Group Vision,” ensuring that each person involved understands and can practice these principles accurately. In addition, TMC will create an open workplace culture that is closer to the front lines and encourages people to speak up. TMC will develop a system that “we stop when there is an abnormal situation and improve it,” and will continue the same without laxity, based on the concept of the “Toyota Production System (TPS).” By implementing these measures, TMC will ensure the appropriateness of TMC’s business operations. System to ensure the appropriateness of business operations and outline of implementation status of such systems TMC has endeavored to establish a system for ensuring the appropriateness of business operations as a corporate group and the proper implementation of that system in accordance with the “Basic Policies on Establishing Internal Controls.” Each business year, TMC inspects the establishment and implementation of internal controls to confirm that the organizational units responsible for implementing internal controls are functioning autonomously and are enhancing internal controls as necessary, and findings from the inspection are reviewed at the Sustainability Meetings and the Board of Directors’ meetings. (1) System to ensure that Members of the Board of Directors execute their responsibilities in compliance with relevant laws and regulations and the Articles of Incorporation [System] 1) TMC will make decisions regarding business operations after comprehensive discussions at the Board of Directors’ meetings and other meetings of various cross-sectional decision-making bodies. Matters to be decided are properly submitted and discussed at the meetings of those decision-making bodies in accordance with the relevant rules. 2) TMC will appropriately discuss significant matters and measures relating to issues such as corporate ethics, compliance and risk management at the Sustainability Meetings or the Board of Directors’ meetings, etc. 3) TMC will ensure that Members of the Board of Directors act in compliance with relevant laws and regulations and the Articles of Incorporation, based on the Code of Ethics and other explanatory documents that include necessary legal information, which will be presented on occasions such as to members of the Board of Directors when they assume office. 64

[Implementation status] 1) In executing business operations, matters to be discussed are properly presented to the Board of Directors and cross-sectional decision-making bodies in accordance with regulations that identify the matters to be discussed with decision-making bodies. Matters are then comprehensively examined before decisions are made. The following matters require a resolution of the Board of Directors: (1) matters stipulated in the Companies Act and other laws and ordinances, (2) matters stipulated in the Articles of Incorporation, (3) matters delegated for resolution at the General Shareholders’ Meeting, and (4) other material business matters. The following matters are required to be reported to the Board of Directors: (1) status of execution of business operations and other matters stipulated in the Companies Act and other laws and ordinances and (2) other matters deemed necessary by the Board of Directors. 2) With the aim of establishing a governance structure that can deliver sustainable growth over the medium- to long-term in accordance with the “Toyota Philosophy,” the “Guiding Principles at Toyota,” and the “Toyota Global Vision,” etc., TMC deliberates on important topics pertaining to sustainability, corporate ethics, compliance and risk management as well as responses thereto at Sustainability Meetings or the Board of Directors’ meetings, etc. 3) TMC has stipulated the fundamental provisions to be observed by Members of the Board of Directors and other executives in the “Guiding Principles at Toyota,” the “Toyota Code of Conduct,” the “Code of Ethics,” etc., and all executives have been familiarized with these provisions. The relevant laws and regulations and the Articles of Incorporation that executives are to observe are listed in manuals to make all executives familiarized with those laws, regulations and rules and we conduct compliance education for newly appointed executives. (2) System to retain and manage information relating to the execution of the duties of Members of the Board of Directors [System] Information relating to exercising duties by Members of the Board of Directors shall be appropriately retained and managed by each division in charge pursuant to the laws and regulations and relevant internal rules. [Implementation status] In accordance with the relevant internal rules as well as laws and regulations, all organizational units are required to properly retain and manage materials used by decision making bodies, minutes of meetings, and other information needed for the execution of duties by Members of the Board of Directors. TMC has established global systems and mechanisms for addressing full range of information security issues, including the management of confidential information, and regularly conducts inspections of progress being made in this regard by TMC and its subsidiaries. 65

(3) Rules and systems related to the management of risk of loss [System] 1) TMC will properly manage the capital fund through its budgeting system and other forms of control, conduct business operations, and manage the budget, based on the authorities and responsibilities in accordance with the “Ringi” system (effective consensus-building and approval system) and other systems. Significant matters will be properly submitted and discussed at the Board of Directors’ meeting and other meetings of various bodies in accordance with the standards stipulated in the relevant rules. 2) TMC will ensure accurate financial reporting by issuing documentation on the financial flow and the control system, etc., and by properly and promptly disclosing information through the Disclosure Committee. TMC will also disclose non-financial information in a timely and appropriate manner. 3) TMC will establish basic regulations regarding risk management, appoint a responsible person for risk management, identify significant risks related to TMC’s business activities, and collaborate with each region or subsidiary to implement measures against those risks. 4) As a precaution against events such as natural disasters, TMC will prepare manuals, conduct emergency drills, arrange risk diversification and insurance, etc. as needed. [Implementation status] 1) Budget is allocated to each organizational unit assigned to oversee each expense item, such as general expenses, research and development expenses, and capital expenditures, and is managed in accordance with the earnings plan. Significant matters are properly submitted for discussion in accordance with standards in the rules stipulating the matters to be discussed at the Board of Directors and other decision-making bodies. 2) To ensure accurate financial reporting, commentaries are prepared on financial information collected to prepare consolidated financial reports, and these are distributed to subsidiaries. To ensure the timely and proper disclosure of information, information is collected through the Disclosure Committee, where decisions on the need for disclosure are made. Processes of TMC and its key subsidiaries are documented as required by law, and the effectiveness of internal control systems with respect to financial reporting is evaluated. The effectiveness of the disclosure process is also evaluated. 3) TMC has appointed a Chief Risk Officer (CRO) charged with global risk management. The CRO is working to prevent and mitigate the impact of risks that could arise in TMC’s global business activities. Beneath the CRO are regional CROs appointed to establish the risk management structure in specific regions. At head office departments (such as Accounting and Purchasing), function-based risk management is assigned to chief officers and risk managers of individual divisions, while at in-house companies, product-based risk management is assigned to the company presidents and risk managers of individual divisions. This structure enables coordination and cooperation between the regional head offices and sections. 66

In the area of quality, the Global-CQO (Chief Quality Officer) is in charge of each Regional-CQO, and is promoting the improvement of products and services sincerely reflecting customer feedback, as well as the manufacturing that is in compliance with laws and regulations, across the entire company globally. TMC also monitors market developments and establishes and enhances our management structure that responds to quality-related risks. 4) To prepare against disaster, Group/Region and all divisions have formulated business continuity plans (BCPs) for resuming production and restoring systems, among others, and they are continuing to improve these BCPs by conducting regular training (initial responses and restoration efforts) each year. TMC has also adopted a three-pronged approach to business continuity management (BCM) entailing concerted efforts by employees and their families, Toyota Group companies and their suppliers, and TMC. (4) System to ensure that Members of the Board of Directors exercise their duties efficiently [System] 1) Members of the Board of Directors will promptly determine the management policies based on precise on-the-spot information and, in accordance with Toyota’s advantageous “field-oriented” approach, appoint and delegate a high level of authority to officers who take responsibility for business operations in each in-house company, region, function, and process. The responsible officers will proactively compose relevant business plans under their leadership and execute them in a swift and timely manner in order to carry out Toyota’s management policies. Members of the Board of Directors will supervise the execution of duties by the responsible officers. 2) TMC, from time to time, will make opportunities to listen to the opinions of various experts and stakeholders in each region, and reflect those opinions in TMC’s management and corporate activities. [Implementation status] 1) TMC has established product-based in-house companies, and adopted a field-oriented Group-wide organization in which each region, function and process is regarded as a “Group/Region” within which the “in-house companies” and individual divisions of the Group/Region play key roles in executing operations. The Board of Directors makes decisions efficiently by appropriately receiving updates on the company’s situation that are in line with the field from the president and chief officers who are also Operating Officers. The in-house company presidents and responsible officers responsible for business execution are independently formulating and implementing policies for each organizational unit, and chief officers and higher management are supervising these efforts. 2) TMC has created opportunities to hear opinions from various stakeholders such as external experts in each region to obtain advice and information from an outside perspective, and utilizes them in the consideration of approaches to management and corporate activities. 67

(5) System to ensure that employees conduct business in compliance with relevant laws and regulations and the Articles of Incorporation [System] 1) TMC will clarify the responsibilities of each organization unit and maintain a basis to ensure continuous improvements in the system. 2) TMC will appoint a compliance officer and continuously review the compliance framework to ensure effectiveness. For this purpose, each organization unit shall confirm the effectiveness by conducting self-checks, among others, and report the result to the Sustainability Meeting or the Board of Directors’ meeting, etc. 3) TMC will promptly obtain information regarding legal compliance and corporate ethics and respond to problems and questions related to compliance through its hotline called “Toyota Speak Up Line” that TMC established, as well as through other channels. [Implementation status] 1) TMC has worked to “visualize” operations and improve the transparency of responsibility authority by clarifying the responsibilities of each organizational unit and making it available to all employees on the internal site. In addition, TMC fosters a corporate culture of ”Continuing Improvement’’ by “Observing Things Carefully” and discovering problems through education programs for new recruits as well as in personnel-grade-specific education programs. 2) TMC has appointed a Chief Compliance Officer (CCO) charged with compliance management. TMC has been providing education to a wide range of employees, beginning with newly hired employees, to ensure that all employees acquire basic knowledge about compliance so as to improve compliance awareness throughout the Company. Functional divisions inspect the response status of each department and report the results to the Sustainability Meeting or the Board of Directors’ meeting, etc. 3) TMC has established a hotline such as the “Toyota Speak Up Line”. to enable employees to consult with outside attorneys or the relevant internal persons in charge about problems and questions concerning compliance. TMC conducts investigations of the facts and takes necessary measures once informed of an issue. The details of these consultations and outcomes of the measures subsequently taken are reported to the relevant executives at TMC. (6) System to ensure the appropriateness of operations in the corporate group consisting of TMC and TMC’s subsidiaries [System] Toyota will share Toyota’s management principles with its subsidiaries, and develop and maintain a sound environment of internal controls for the business group. In addition, TMC will manage its subsidiaries in a comprehensive manner appropriate to their positioning by clarifying the roles of the division responsible for the subsidiaries’ financing and management and the roles of the division responsible for the subsidiaries’ business activities. Those divisions will confirm the legality and appropriateness of the operations of the subsidiaries by exchanging information with those 68 subsidiaries, periodically and as needed. i. System concerning a report to the corporation on matters relating to the execution of the duties of Members of the Board of Directors, etc. of subsidiaries TMC will require prior consent of TMC or a report to TMC on important managerial matters of subsidiaries based on the internal rules agreed between TMC and its subsidiaries. The important managerial matters of subsidiaries will be discussed at TMC’s Board of Directors’ meetings and other meetings in accordance with the standards stipulated in the relevant rules relating to submission of matters to such meetings. ii. Rules and systems related to the management of risk of loss at subsidiaries TMC will require its subsidiaries to establish a system to implement initiatives related to the management of risk, such as finance, safety, quality, environment, and natural disasters, and require them to immediately report to TMC on significant risks. TMC will discuss significant matters and measures at the Sustainability Meetings or the Board of Directors’ meetings, etc. in accordance with the standards stipulated in the relevant rules relating to submission of matters to such meetings. iii. System to ensure that Members of the Board of Directors, etc. of subsidiaries exercise their duties efficiently TMC will require Members of the Board of Directors of its subsidiaries to promptly determine the management policies based on precise on-the-ground information, determine responsibilities, implement appropriate delegation of authority based on the responsibilities, and efficiently conduct business. iv. System to ensure that Members of the Board of Directors, etc. and employees of subsidiaries conduct business in compliance with relevant laws and regulations and the Articles of Incorporation TMC will require its subsidiaries to establish a system concerning compliance. TMC will periodically confirm its status and report the result to TMC’s Sustainability Meetings or the Board of Directors’ meeting, etc. TMC will promptly obtain information regarding legal compliance and corporate ethics of its subsidiaries and respond to problems and questions related to compliance of its subsidiaries through the whistleblower offices established by its subsidiaries and through the whistleblower office that TMC has established outside the company and cover its subsidiaries in Japan and other channels. [Implementation status] TMC has extended the management philosophy to its subsidiaries to foster an adequate internal control environment for our corporate group. TMC clarified roles and tasks relating to subsidiary management and each department is managing the subsidiaries in a comprehensive manner appropriate to their positioning. Furthermore, each fiscal year TMC conducts inspections of subsidiary management by each department, the results of which are confirmed at the Board of Directors’ meetings, etc. 69

i. TMC is providing direction to ensure that on important managerial matters at its subsidiaries, prior consent is sought from TMC or reports are submitted to TMC in accordance with internal rules agreed upon between TMC and its subsidiaries. Of such important managerial matters, those that have implications for Group operations are discussed at TMC’s Board of Directors’ meetings in accordance with TMC’s standards stipulating matters to be discussed at the Board of Directors. ii. TMC is requiring its subsidiaries to establish a system to implement initiatives related to the management of risk, such as finance, safety, quality, environment, and natural disasters, and require them to immediately report to TMC on significant risks through regular communication with the subsidiaries. Significant matters and measures related thereto are discussed at the Sustainability Meetings or the Board of Directors’ meetings, etc. in accordance with the standards relating to submission of matters. iii. TMC confirms that the organizational structure is reviewed at its subsidiaries to ensure efficient execution of operations, that responsibilities are being determined appropriately, and that authority is being appropriately delegated, and requires improvements to be made as necessary. iv. After inspecting whether each subsidiary’s systems for compliance are adequate, TMC reports the outcomes of these activities at its Sustainability Meetings and the Board of Directors’ meetings, etc. TMC has extended to its subsidiaries the financial compliance rules that should be instituted at the subsidiaries. TMC also provides subsidiaries with direction on carrying out regular voluntary inspections to ensure that these rules are permeated into the day-to-day operations of its subsidiaries. In addition, to ensure that the duties performed by directors, etc. of subsidiaries are in compliance with laws and regulations, TMC is working to raise awareness among those directors, etc. of the laws and regulations that they need to comply with, key points for ensuring such compliance, and so on. TMC is made aware of problems and questions related to compliance at its subsidiaries through the whistleblower offices established by its subsidiaries and through the whistleblower office that TMC has established outside the company to cover its subsidiaries in Japan. Factual investigations are conducted by subsidiaries and relevant divisions of TMC, and necessary measures, including corrective measures and reporting to relevant executives, are taken. (7) Systems to ensure that the Audit & Supervisory Board Members conducted audits effectively [System] 1) To assist the duties of the Audit & Supervisory Board Members, TMC has established the Audit & Supervisory Board Office and has assigned a number of full-time staff to support this function. The said employees must follow the directions and orders from the Audit & Supervisory Board Members, and any changes in its personnel will require prior consent of the Audit & Supervisory Board or a full-time Audit & Supervisory Board Member selected by the Audit & Supervisory Board. 70

In addition, regarding the expenses necessary for the Audit & Supervisory Board Members to execute their duties, TMC will take appropriate budgetary steps. TMC will also pay for expenses that become necessary as a result of circumstances that were not expected at the time of the taking of budgetary steps. 2) Members of the Board of Directors and employees will report on business execution etc. upon requests by the Audit & Supervisory Board Members periodically and as needed, and will immediately report to Audit & Supervisory Board Members any fact discovered that may cause significant damage to TMC or its subsidiaries. TMC will have directors, etc. of its subsidiaries report to Audit & Supervisory Board Members as needed, and will also report to Audit & Supervisory Board Members on the significant matters that have been reported to the whistleblower offices established by TMC or its subsidiaries. TMC maintains internal rules stipulating that a person who has made a report to the Audit & Supervisory Board Members will not receive unfair treatment due to the making of said report. 3) TMC will ensure that the Audit & Supervisory Board Members attend each major meeting, inspect important Company documents, and ensure opportunities to exchange information among the Audit & Supervisory Board Members, Accounting Auditor, and Internal Audit Division periodically and as needed, as well as opportunities to appoint external experts. [Implementation status] 1) TMC has established the Audit & Supervisory Board Office and has assigned a number of full-time staff to support this function. Prior consent of an Audit & Supervisory Board Member selected by the Audit & Supervisory Board is obtained for organizational changes to and personnel of the Audit & Supervisory Board Office. TMC has taken appropriate budgetary steps at the beginning of the fiscal year as part of ordinary corporate procedures for expenses deemed necessary by the Audit & Supervisory Board Members for them to execute their duties. TMC also pays for expenses that become necessary as a result of circumstances that were not expected when the budgetary steps were taken. 2) Members of the Board of Directors, employees, and TMC’s subsidiaries are required to properly report on the status of business execution to the Audit & Supervisory Board Members, to report as necessary at meetings of the Audit & Supervisory Board, and to immediately report to Audit & Supervisory Board Members any fact discovered that may cause significant damage to TMC or its subsidiaries. TMC regularly reports to the Audit & Supervisory Board Members on the matters reported to or consulted with the hotline called “Toyota Speak Up Line”, the whistleblower office that TMC has established outside the company to cover its subsidiaries in Japan, and the whistleblower offices established by its subsidiaries. TMC has established and disseminated provisions in its rules on whistleblowing to ensure that a person who has made a report to the Audit & Supervisory Board Members will not receive unfair treatment due to the making of said report. 3) In addition to establishing a system whereby Audit & Supervisory Board Members can attend meetings of executive bodies that deliberate and decide on important projects, TMC ensures that 71 important company documents requested by Audit & Supervisory Board Members are made available to them. TMC also arranges for opportunities for the Audit & Supervisory Board Members and Accounting Auditor to exchange information at Audit & Supervisory Board meetings and other meetings convened as necessary. 72

Consolidated Financial Statements CONSOLIDATED STATEMENT OF FINANCIAL POSITION (Amounts are rounded to the nearest million yen) FY2023 FY2023 FY2024 (Reference) FY2024 (Reference) (As of (As of (As of (As of March 31, 2024) March 31, 2023) March 31, 2024) March 31, 2023) Assets Liabilities Current assets 34,714,279 26,459,781 Current liabilities 29,177,909 23,959,715 Cash and cash equivalents 9,412,060 7,516,966 Trade accounts and other 5,251,357 4,986,309 Trade accounts and other payables 3,789,429 3,586,130 receivables Short-term and current portion 15,406,284 12,305,639 Receivables related to financial of long-term debt 11,057,269 8,279,806 services Accrued expenses 1,863,760 1,552,345 Other financial assets 4,702,168 1,715,675 Other financial liabilities 1,700,137 1,392,397 Inventories 4,605,368 4,255,614 Income taxes payable 1,224,542 404,606 Income tax receivable 116,886 218,704 Liabilities for quality assurance 1,836,314 1,686,357 Other current assets 1,031,098 886,885 Other current liabilities 1,895,516 1,632,063 Non-current assets 55,400,017 47,843,399 Non-current liabilities 25,697,049 21,079,251 Investments accounted for Long-term debt 21,155,496 17,074,634 5,710,106 5,227,345 using the equity method Other financial liabilities 495,814 533,710 Receivables related to financial Retirement benefit liabilities 1,077,962 1,065,508 20,637,090 16,491,045 services Deferred tax liabilities 2,219,638 1,802,346 Other financial assets 11,390,559 10,556,431 Other non-current liabilities 748,139 603,052 Property, plant and equipment 14,257,788 12,633,974 Total liabilities 54,874,958 45,038,967 Land 1,441,811 1,426,370 Buildings 5,884,749 5,464,811 Shareholders’ equity Machinery and equipment 16,469,032 14,796,619 Total Toyota Motor Vehicles and equipment on Corporation shareholders’ 34,220,991 28,338,706 7,523,911 6,774,427 operating leases equity Construction in progress 1,040,188 846,866 Common stock 397,050 397,050 Less—Accumulated Additional paid-in capital 491,802 498,728 depreciation and (18,101,905) (16,675,119) Retained earnings 32,795,365 28,343,296 impairment losses Other components of equity 4,503,756 2,836,195 Right of use assets 532,835 491,368 Treasury stock (3,966,982) (3,736,562) Intangible assets 1,355,326 1,249,122 Deferred tax assets 502,230 387,427 Non-controlling interests 1,018,347 925,507 Other non-current assets 1,014,083 806,687 Total shareholders’ equity 35,239,338 29,264,213 Total liabilities and Total assets 90,114,296 74,303,180 90,114,296 74,303,180 shareholders’ equity 73

Consolidated Financial Statements CONSOLIDATED STATEMENT OF INCOME (Amounts are rounded to the nearest million yen) FY2024 FY2023 (April 1, 2023 through (April 1, 2022 through March 31, 2024) March 31, 2023) Sales revenues 45,095,325 37,154,298 Sales of products 41,648,130 34,367,619 Financial services 3,447,195 2,786,679 Costs and expenses 39,742,390 34,429,273 Cost of products sold 33,600,612 29,128,561 Cost of financial services 2,126,395 1,712,721 Selling, general and administrative 4,015,383 3,587,990 Operating income 5,352,934 2,725,025 Share of profit (loss) of investments accounted for using 763,137 643,063 the equity method Other finance income 747,236 379,350 Other finance costs (103,709) (125,113) Foreign exchange gain (loss), net 187,568 124,516 Other income (loss), net 17,918 (78,109) Income before income taxes 6,965,085 3,668,733 Income tax expense 1,893,665 1,175,765 Net income 5,071,421 2,492,967 Net income attributable to Toyota Motor Corporation 4,944,933 2,451,318 Non-controlling interests 126,488 41,650 Net income 5,071,421 2,492,967 74

Consolidated Financial Statements

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FY2024

(April 1, 2023 through March 31, 2024)

(Amounts are rounded to the nearest million yen)

	Common stock	Additional paid-in capital	Retained earnings	Other components of equity	Treasury stock	Toyota Motor Corporation shareholders' equity	Non-controlling interests	Total shareholders' equity
Balances at April 1, 2023	**397,050**	**498,728**	**28,343,296**	**2,836,195**	**(3,736,562)**	**28,338,706**	**925,507**	**29,264,213**
Comprehensive income								
Net income	—	—	4,944,933	—	—	4,944,933	126,488	5,071,421
Other comprehensive income, net of tax	—	—	—	2,054,895	—	2,054,895	62,208	2,117,103
Total comprehensive income	**—**	**—**	**4,944,933**	**2,054,895**	**—**	**6,999,828**	**188,696**	**7,188,523**
Transactions with owners and other								
Dividends paid	—	—	(880,197)	—	—	(880,197)	(90,309)	(970,506)
Repurchase of treasury stock	—	—	—	—	(231,069)	(231,069)	—	(231,069)
Reissuance of treasury stock	—	263	—	—	649	911	—	911
Equity transactions and other	—	(7,188)	—	—	—	(7,188)	(5,546)	(12,735)
Total transactions with owners and other	**—**	**(6,926)**	**(880,197)**	**—**	**(230,420)**	**(1,117,543)**	**(95,856)**	**(1,213,398)**
Reclassification to retained earnings	—	—	387,334	(387,334)	—	—	—	—
Balances at March 31, 2024	**397,050**	**491,802**	**32,795,365**	**4,503,756**	**(3,966,982)**	**34,220,991**	**1,018,347**	**35,239,338**

75

FY2023 (Reference)
(April 1, 2022 through March 31, 2023)

(Amounts are rounded to the nearest million yen)

	Common stock	Additional paid-in capital	Retained earnings	Other components of equity	Treasury stock	Toyota Motor Corporation shareholders' equity	Non-controlling interests	Total shareholders' equity
Balances at April 1, 2022	**397,050**	**498,575**	**26,453,126**	**2,203,254**	**(3,306,037)**	**26,245,969**	**908,851**	**27,154,820**
Comprehensive income								
Net income	—	—	2,451,318	—	—	2,451,318	41,650	2,492,967
Other comprehensive income, net of tax	—	—	—	799,772	—	799,772	27,941	827,713
Total comprehensive income	**—**	**—**	**2,451,318**	**799,772**	**—**	**3,251,090**	**69,591**	**3,320,681**
Transactions with owners and other								
Dividends paid	—	—	(727,980)	—	—	(727,980)	(84,986)	(812,966)
Repurchase of treasury stock	—	—	—	—	(431,099)	(431,099)	—	(431,099)
Reissuance of treasury stock	—	334	—	—	573	907	—	907
Equity transactions and other	—	(181)	—	—	—	(181)	32,052	31,871
Total transactions with owners and other	**—**	**152**	**(727,980)**	**—**	**(430,526)**	**(1,158,353)**	**(52,934)**	**(1,211,287)**
Reclassification to retained earnings	—	—	166,831	(166,831)	—	—	—	—
Balances at March 31, 2023	**397,050**	**498,728**	**28,343,296**	**2,836,195**	**(3,736,562)**	**28,338,706**	**925,507**	**29,264,213**

76

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *Amounts are rounded to the nearest million yen unless otherwise stated. [Significant matters pertaining to the preparation of consolidated financial statements] 1. Number of consolidated subsidiaries and associates accounted for by the equity method: TMC has 577 consolidated subsidiaries and 165 associates accounted for by the equity method. 2. Basis of consolidated financial statements: TMC’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), pursuant to the provision of Article 120, Paragraph 1 of the Ordinance on Accounting of Companies. Also, pursuant to the provision of the latter part of the said paragraph, certain disclosure items required under IFRS are omitted in the consolidated financial statements. 3. Standards and methods of valuation of financial assets: TMC and its consolidated subsidiaries as a group (collectively, “Toyota”) initially recognizes financial assets when it becomes a party to a contract and classifies financial assets into “financial assets measured at amortized cost,” “debt and equity financial assets measured at fair value through other comprehensive income” or “financial assets measured at fair value through profit or loss.” The sale or purchase of financial assets that occurred in the normal course of business are recognized and derecognized at the trade date. 4. Standards and methods of valuation of inventories: Inventories are valued at cost, not in excess of net realizable value. The cost of inventories is determined principally by using the weighted-average method. 5. Depreciation of property, plant and equipment and amortization of intangible assets: Depreciation of property, plant and equipment is calculated on the straight-line method. An intangible asset with a finite useful life is amortized using the straight-line method. 6. Standards of accounting for provisions: The amounts of liabilities for quality assurance are recognized primarily based on historical experience of repair costs and product failures. Allowance for doubtful accounts and credit losses are recognized primarily based on the frequency of occurrence and loss severity. Retirement benefit liabilities are recognized based on defined benefit obligations measured by actuarial calculations less the fair value of plan assets. 77

7. Standards of accounting for revenues and expenses: In the automotive operations, performance obligations are considered to be satisfied when completed vehicles and parts are delivered to the agreed locations with dealers. For parts for production, it is when they are loaded on a ship or delivered to manufacturing companies. We do not have any material significant payment terms as payment is received at or shortly after the point of sale. Toyota’s sales incentive programs principally consist of cash payments to dealers calculated based on total vehicle volume or vehicle unit sales of certain models sold by a dealer during a certain period of time. Toyota accrues these incentives as revenue reductions upon the sale of a vehicle corresponding to the program by the amount determined in the related incentive program utilizing the most likely outcome method. The sale of certain vehicles includes a contractual right, which entitles customers to free vehicle maintenance. We use an observable price to determine the stand-alone selling price for separate performance obligations or a cost plus margin approach when one is not available. Such revenues from free maintenance contracts are deferred and recognized as revenue over the period of the contract in proportion to the costs expected to be incurred in satisfying the obligations under the contract. Revenues from the sales of vehicles under which Toyota conditionally guarantees the minimum resale value are recognized on a pro rata basis from the date of sale to the first exercise date of the guarantee in accordance with lease accounting. The underlying vehicles of these transactions are recorded as assets and are depreciated in accordance with Toyota’s depreciation policy. Interest income from financial services is recognized using the effective interest method. Revenues from operating leases are recognized on a straight-line basis over the lease term. If the period between satisfaction of the performance obligation and receipt of consideration is expected to be within one year or less, as a practical expedient, we do not adjust the promised amount of consideration for the effects of a significant financing component. Revenue is recognized net of any taxes collected from customers and subsequently remitted to governmental authorities. 78

[Accounting estimates] Of the items recognized through accounting estimates in the consolidated financial statements for the year ended March 31, 2024, those that may have significant effects on the consolidated financial statements for the following year March 31, 2025 are as follows: 1. Liabilities for quality assurance 1,836,314 million yen Liabilities for quality assurance mainly represent management’s best estimate, at the time products are sold, of the total costs that Toyota will incur to repair or replace product parts that fail while still under warranty, as well as the costs of recalls and other safety measures. The amount of liabilities for quality assurance is estimated primarily based on currently available information such as historical experience of repair costs and product failures. 2. Allowance for credit losses on finance receivables 414,274 million yen Retail receivables and finance lease receivables consist of retail installment sales contracts secured by passenger cars and commercial vehicles. The allowance for credit losses on finance receivables is measured at the portfolio level, based on a systematic, ongoing review and evaluation performed as part of the credit risk evaluation process, historical loss experience, the size and composition of the portfolios, current economic events and conditions, the estimated fair value and adequacy of collateral, forward-looking information including movements of the world economy and other pertinent factors. [Consolidated statement of financial position] 1. Allowance for doubtful accounts 122,105 million yen Allowance for credit losses 414,274 million yen 2. Components of other components of equity Exchange differences on translating foreign operations 3,202,901 million yen Net changes in revaluation of financial assets 1,300,855 million yen measured at fair value through other comprehensive income 3. Assets pledged as collateral 8,306,230 million yen 4. Guarantees 3,310,990 million yen 79

[Consolidated statement of changes in equity] 1. Shares of common stock issued and outstanding as of March 31, 2024 16,314,987,460 shares 2. Dividends from surplus (1) Cash dividends Type of Total cash Dividends Resolutions Record date Effective date shares dividends per share Directors’ Meeting held Common 474,781 million yen 35.0 yen March 31, 2023 May 26, 2023 on May 10, 2023 stock Directors’ Meeting held Common September 30, November 22, 405,416 million yen 30.0 yen on November 1, 2023 stock 2023 2023 (2) Dividends of which record date falls in the year ended March 31, 2024 and effective date falls in the year ending March 31, 2025 Type of Total cash Dividends Resolutions Record date Effective date shares dividends per share Directors’ Meeting held Common 606,338 million yen 45.0 yen March 31, 2024 May 24, 2024 on May 8, 2024 stock [Financial instruments] 1. Matters pertaining to the status of financial instruments Toyota has certain financial instruments, which arose in the normal course of business, such as marketable securities and finance receivables. Toyota uses derivative financial instruments to manage the exposure to fluctuations in interest rates and foreign currency exchange rates. 2. Matters pertaining to the fair value of financial instruments Carrying amount Fair value Assets (Liabilities) (million yen) (million yen) Public and corporate bonds and stocks, other 13,108,524 13,108,524 Receivables related to financial services 31,694,359 31,787,879 Long-term debt (Including current portion) (30,611,253) (30,203,722) Derivative financial assets 552,921 552,921 Derivative financial liabilities (432,189) (432,189) 3. Fair value information by level within the fair value hierarchy of financial instruments In accordance with IFRS, Toyota classifies fair value measurement into the following three levels based on the observability and significance of the inputs used. Level 1: Quoted prices in active markets for identical assets or liabilities Level 2: Fair value measurement based on inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly Level 3: Fair value measurement based on models using unobservable inputs for the assets or liabilities 80

(1) Financial assets and financial liabilities measured at fair value in the consolidated statement of financial position Fair value (million yen) Classification Level 1 Level 2 Level 3 Total Public and corporate 8,291,410 4,384,855 432,259 13,108,524 bonds and stocks, other Derivative financial —552,921—552,921 assets Derivative financial —(432,189)—(432,189) liabilities (2) Financial assets and financial liabilities not measured at fair value in the consolidated statement of financial position Fair value (million yen) Classification Level 1 Level 2 Level 3 Total Receivables related to — 31,787,879 31,787,879 financial services Long-term debt (Including current—(23,941,863) (6,261,858) (30,203,722) portion) (3) Method of fair value measurement The fair value of assets and liabilities is determined using relevant market information and appropriate valuation methods. The methods and assumptions for measuring the fair value of assets and liabilities are as follows: 1) Receivables related to financial services The fair value of receivables related to financial services is estimated by discounting expected cash flows to present value using internal assumptions, including prepayment speeds, expected credit losses and collateral value. As unobservable inputs are utilized, the fair value of receivables related to financial services is classified as Level 3. 2) Public and corporate bonds Public and corporate bonds include government bonds. Toyota primarily uses quoted market prices for identical assets to measure the fair value of these securities. 81

3) Stock Toyota primarily uses quoted market prices for identical assets to measure fair value. Therefore, stocks with an active market are classified as Level 1. Fair value of stocks with no active market is measured by using the market approach or other appropriate methods. Therefore, stocks with no active market are thus classified as Level 3. Price book-value ratios (“PBR”) of comparable companies, discount ratios of discounted cash flow valuation method and others are the significant unobservable inputs relating to the fair value measurement of stocks classified as Level 3. The fair value increases (decreases) as PBR of a comparable company rises (declines) or the discount rate declines (rises). The estimated increase or decrease in fair value of stocks if the unobservable inputs were to be replaced by other reasonable alternative assumptions are not significant. These estimates are based on valuation methods that are considered appropriate in each case. The significant assumptions involved in the estimations include the financial condition and future prospects and trends of the investees and the outcome of the referenced transactions. Due to the uncertain nature of these assumptions or by using different assumptions and estimates, the fair value may be impacted materially. The shares classified as Level 3 are measured by the responsible department using quarterly available information in accordance with Toyota’s consolidated financial accounting policies and reported to the supervisors along with the basis of the change in fair value. 4) Derivative financial instruments Toyota employs derivative financial instruments, including foreign exchange forward contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements and interest rate options to manage its exposure to fluctuations in interest rates and foreign currency exchange rates. Toyota primarily estimates the fair value of derivative financial instruments using industry-standard valuation models that require observable inputs including interest rates and foreign exchange rates, and the contractual terms. The usage of these models does not require significant judgment to be applied. These derivative financial instruments are classified as Level 2. In other certain cases when market data are not available, key inputs to the fair value measurement include quotes from counterparties, and other market data. Toyota assesses the reasonableness of changes of the quotes using observable market data. These derivative financial instruments are classified as Level 3.derivative fair value measurements consider assumptions about counterparty and Toyota’s own non-performance risk, using such as credit default probabilities. 5) Long-term debt (Including current portion) The fair value of long-term debt including the current portion, except for secured loans provided by securitization transactions using special-purpose entities (“Loans Based on Securitization”), is estimated based on the discounted amounts of future cash flows using Toyota’s current borrowing rates for similar liabilities. As these inputs are observable, the fair value of these debts is classified as Level 2. The fair value of the Loans Based on Securitization is primarily estimated based on current market rates and credit spreads for debt with similar maturities. Internal assumptions including prepayment speeds and expected credit losses are used to estimate the timing of cash flows to be paid on the underlying securitized assets. In case these valuations utilize unobservable inputs, the fair value of the Loans Based on Securitization is classified as Level 3. 82

[Revenue recognition] (1) Disaggregation of revenue The table below shows Toyota’s sales revenues from external customers by business and by product category. (million yen) For the year ended March 31, 2024 Sales of products Automotive Vehicles 35,249,865 Parts and components for production 1,596,111 Parts and components for after service 3,166,586 Other 1,068,169 Total automotive 41,080,731 All other 567,399 Total sales of products 41,648,130 Financial services 3,447,195 Total sales revenues 45,095,325 The majority of sales of products are revenues recognized from contracts with customers under IFRS 15 “Revenue from Contracts with Customers”, and receivables related to such revenues are recognized as “Trade accounts and other receivables.” (2) Useful information in understanding the amount of revenue for the year ended March 31, 2024, the year ended March 31, 2025 and onward 1) Contract liabilities Contact liabilities consist of the following: (million yen) March 31, 2024 Contract liabilities 1,392,390 Contract liabilities are primarily related to advances received from customers. Contract liabilities are included in “Other current liabilities” and “Other non-current liabilities” in the consolidated statement of financial position. For the year ended March 31, 2024, the amounts transferred from contract liabilities at the beginning of the fiscal year to operating income were 577,917 million yen. 83

2) Performance obligations The aggregate amounts of transaction prices allocated to unsatisfied performance obligations related to contracts that have original expected durations in excess of one year were 1,038,630 million yen as of March 31, 2024. The main contents of unsatisfied performance obligations are insurance revenues and maintenance revenues. For insurance revenues, Toyota receives payment agreed upon in the contract at the inception of the contract, and revenue is recognized over the term of the contract, which ranges from three to 120 months. As of March 31, 2024, the unsatisfied performance obligations related to insurance revenues were 433,218 million yen, and Toyota expects to recognize as revenue 125,303 million yen in fiscal 2025, and 307,914 million yen thereafter. For maintenance revenues, Toyota receives payments agreed upon in the contract at the inception of contract, and revenue is recognized over the term of the contract, which ranges from 18 to 84 months. Unsatisfied performance obligations for sales of products related to contracts that have an original expected duration of one year or less have been excluded from this disclosure. [Earnings per share] (Amounts are rounded to the nearest hundredth digit yen) 1. Toyota Motor Corporation shareholders’ equity per share 2,539.75 yen 2. Earnings per share attributable to Toyota Motor Corporation 365.94 yen 84

Unconsolidated Financial Statements UNCONSOLIDATED (As of March BALANCE 31, 2024) SHEET (Amounts are rounded to the nearest million yen) FY2024 FY2023 FY2024 FY2023 (Reference) (Reference) (Assets) (Liabilities) Current assets 14,102,360 9,646,496 Current liabilities 5,719,362 5,277,108 Cash and deposits 4,278,139 2,965,923 Electronically recorded Trade accounts receivable 1,888,956 1,665,651 obligations-operating 295,130 359,552 Marketable securities 3,938,698 1,069,082 Trade accounts payable 1,177,710 1,264,905 Finished goods 257,113 271,851 Current portion of long-term Work in process 91,278 92,409 borrowings 58,000 131,000 Raw materials and supplies 533,511 606,535 Current portion of bonds 105,705 287,060 Short-term loans 2,133,043 1,905,695 Other payables 489,180 499,418 Others 985,022 1,071,649 Income taxes payable 864,385 124,141 Less: allowance for doubtful Accrued expenses 1,589,561 1,509,935 accounts (3,400) (2,300) Deposits received 1,012,052 971,746 Fixed assets 14,059,595 13,583,824 Others 127,639 129,351 Property, plant and Long-term liabilities 2,002,512 1,460,170 equipment 1,658,963 1,493,848 Bonds 1,115,640 840,590 Buildings, net 428,181 368,733 Long-term borrowings 240,000 165,000 Structures, net 73,120 72,847 Allowance for retirement Machinery and equipment, benefits 360,796 358,876 Net 276,405 276,458 Others 286,076 95,704 Vehicle and delivery Total liabilities 7,721,874 6,737,278 equipment, net 29,433 32,902 (Net assets) Tools, furniture and fixtures, Shareholders’ equity 18,114,074 14,824,574 Net 88,358 84,331 Common stock 635,402 635,402 Land 473,723 476,444 Capital surplus 655,919 655,656 Construction in progress 289,744 182,132 Capital reserve 655,323 655,323 Investments and other Other capital surplus 596 334 assets 12,400,632 12,089,976 Retained earnings 20,794,901 17,275,243 Investments in securities 9,001,303 8,396,331 Legal reserve 99,454 99,454 Investments in subsidiaries Other retained earnings 20,695,447 17,175,789 and affiliates 2,919,321 2,923,559 Reserve for special Long-term loans 116,715 306,069 depreciation 2 8 Deferred tax assets 15,691 203,011 Reserve for reduction of Others 397,302 307,705 acquisition cost of fixed Less: allowance for doubtful assets 8,818 8,852 accounts (49,700) (46,700) General reserve 6,340,926 6,340,926 Retained earnings carried forward 14,345,700 10,826,003 Less: treasury stock (3,972,147) (3,741,728) Valuation and translation adjustments 2,326,007 1,668,468 Net unrealized gains on other securities 2,326,007 1,668,468 Total net assets 20,440,081 16,493,041 Total 28,161,955 23,230,320 Total 28,161,955 23,230,320 85

Unconsolidated Financial Statements UNCONSOLIDATED STATEMENT OF INCOME (April 1, 2023 through March 31, 2024) (Amounts are rounded to the nearest million yen) FY2024 FY2023 (Reference) Net revenues 17,575,593 14,076,956 Cost of sales 12,919,592 11,039,192 Gross profit 4,656,000 3,037,764 Selling, general and administrative expenses 1,561,506 1,367,280 Operating income 3,094,495 1,670,484 Non-operating income 2,632,647 2,157,826 Interest income 306,401 156,740 Dividend income 1,281,540 1,575,737 Others 1,044,706 425,349 Non-operating expenses 148,447 307,462 Interest expenses 32,795 19,998 Others 115,653 287,464 Ordinary income 5,578,695 3,520,848 Income before income taxes 5,578,695 3,520,848 Income taxes – current 1,253,728 591,860 Income taxes – deferred (74,888) (7,391) Net income 4,399,855 2,936,379 86

Unconsolidated Financial Statements

UNCONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

FY2024

(April 1, 2023 through March 31, 2024)

(Amounts are rounded to the nearest million yen)

	Shareholders' equity									
	Common stock	Capital surplus			Retained earnings					
		Capital reserve	Other capital surplus	Total capital surplus	Legal reserve	Other retained earnings				Total retained earnings
						Reserve for special depreciation	Reserve for reduction of acquisition cost of fixed assets	General reserve	Retained earnings carried forward	
Balance at the beginning of current period	**635,402**	**655,323**	**334**	**655,656**	**99,454**	**8**	**8,852**	**6,340,926**	**10,826,003**	**17,275,243**
Changes of items during the period										
Reversal of reserve for special depreciation						(6)			6	–
Reversal of reserve for reduction of acquisition cost of fixed assets							(34)		34	–
Dividends paid									(880,197)	(880,197)
Net income									4,399,855	4,399,855
Repurchase of treasury stock										
Reissuance of treasury stock			263	263						
Net changes of items other than shareholders' equity										
Total changes of items during the period	**–**	**–**	**263**	**263**	**–**	**(6)**	**(34)**	**–**	**3,519,698**	**3,519,658**
Balance at the end of current period	**635,402**	**655,323**	**596**	**655,919**	**99,454**	**2**	**8,818**	**6,340,926**	**14,345,700**	**20,794,901**

87

(Amounts are rounded to the nearest million yen) Shareholders’ equity Valuation and translation adjustments Total Total Net unrealized Total valuation Treasury net assets shareholders’ gains on and translation stock equity other securities adjustments Balance at the beginning of current (3,741,728) 14,824,574 1,668,468 1,668,468 16,493,041 period Changes of items during the period Reversal of reserve for – – special depreciation Reversal of reserve for reduction of acquisition – – cost of fixed assets Dividends paid (880,197) (880,197) Net income 4,399,855 4,399,855 Repurchase of treasury (231,069) (231,069) (231,069) stock Reissuance of treasury 649 911 911 stock Net changes of items other than shareholders’ 657,539 657,539 657,539 equity Total changes of items (230,420) 3,289,501 657,539 657,539 3,947,040 during the period Balance at the end of (3,972,147) 18,114,074 2,326,007 2,326,007 20,440,081 current period 88

FY2023 (Reference)
(April 1, 2022 through March 31, 2023)

(Amounts are rounded to the nearest million yen)

	Shareholders' equity									
	Common stock	Capital surplus			Retained earnings					
		Capital reserve	Other capital surplus	Total capital surplus	Legal reserve	Other retained earnings				Total retained earnings
						Reserve for special depreciation	Reserve for reduction of acquisition cost of fixed assets	General reserve	Retained earnings carried forward	
Balance at the beginning of current period	**635,402**	**655,323**	**–**	**655,323**	**99,454**	**42**	**9,886**	**6,340,926**	**8,616,535**	**15,066,843**
Changes of items during the period										
Reversal of reserve for special depreciation						(34)			34	–
Reversal of reserve for reduction of acquisition cost of fixed assets							(1,034)		1,034	–
Dividends paid									(727,980)	(727,980)
Net income									2,936,379	2,936,379
Repurchase of treasury stock										
Reissuance of treasury stock			334	334						
Net changes of items other than shareholders' equity										
Total changes of items during the period	**–**	**–**	**334**	**334**	**–**	**(34)**	**(1,034)**	**–**	**2,209,467**	**2,208,400**
Balance at the end of current period	**635,402**	**655,323**	**334**	**655,656**	**99,454**	**8**	**8,852**	**6,340,926**	**10,826,003**	**17,275,243**

89

(Amounts are rounded to the nearest million yen) Shareholders’ equity Valuation and translation adjustments Total Total Net unrealized Total valuation Treasury net assets shareholders’ gains on and translation stock equity other securities adjustments Balance at the beginning of current (3,311,202) 13,046,366 1,560,906 1,560,906 14,607,272 period Changes of items during the period Reversal of reserve for – – special depreciation Reversal of reserve for reduction of acquisition – – cost of fixed assets Dividends paid (727,980) (727,980) Net income 2,936,379 2,936,379 Repurchase of treasury (431,099) (431,099) (431,099) stock Reissuance of treasury 573 907 907 stock Net changes of items other than shareholders’ 107,562 107,562 107,562 equity Total changes of items (430,526) 1,778,207 107,562 107,562 1,885,769 during the period Balance at the end of (3,741,728) 14,824,574 1,668,468 1,668,468 16,493,041 current period 90

NOTES TO UNCONSOLIDATED FINANCIAL STATEMENTS *Amounts are rounded to the nearest million yen unless otherwise stated. [Significant accounting policies] 1. Standards and methods of valuation of assets (1) Standards and methods of valuation of securities Equity securities of subsidiaries and affiliates are stated at cost determined on the moving-average method. Other securities: Other securities other than equity securities, etc. without market prices are stated at fair value (Differences in valuation are included directly in net assets; costs of securities are determined on the moving-average method.) Equity securities, etc. without market prices are stated at cost determined on the moving-average method. (2) Standards and methods of valuation of inventories Standards: Cost method (the amounts presented in the balance sheet are written down to the lower of cost or market value) Methods: Generally, average method 2. Depreciation of property, plant and equipment is computed on the declining balance method. 3. Standards of accounting for reserves (1) Allowance for doubtful accounts: To prepare for losses from bad debt, allowance for doubtful accounts is provided in an amount which is determined by considering the historical loss experience and the collectibility of the receivables. (2) Allowance for retirement benefits: To provide for the retirement benefits for employees, including those already retired, allowance for retirement benefits is stated based on estimated retirement benefit obligations and estimated pension assets at the end of the fiscal year. 4. Standards of accounting for revenues and expenses In the automotive operations, performance obligations are considered to be satisfied when completed vehicles and parts are delivered to the agreed locations with dealers. For parts for production, it is when they are loaded on a ship or delivered to manufacturing companies. We do not have any material significant payment terms as payment is received at or shortly after the point of sale. TMC’s sales incentive programs principally consist of cash payments to dealers calculated based on total vehicle volume or vehicle unit sales of certain models sold by a dealer during a certain period of time. TMC accrues these incentives as revenue reductions upon the sale of a vehicle corresponding to the program by the amount determined in the related incentive program utilizing the most likely outcome method. The sale of certain vehicles includes a contractual right, which entitles customers to free vehicle maintenance. We use an observable price to determine the stand-alone selling price for separate performance obligations or a cost plus margin approach when one is not available. Such revenues from free maintenance contracts are deferred and recognized as revenue over the period of the contract in proportion to the costs expected to be incurred in satisfying the obligations under the contract. 91

[Accounting estimates] Of the items recognized through accounting estimates in the unconsolidated financial statements for the year ended March 31, 2024, those that may have significant effects on the unconsolidated financial statements for the following fiscal year are as follows: Liabilities for quality assurance 1,318,284 million yen Liabilities for quality assurance contained in accrued expenses mainly represent management’s best estimate, at the time products are sold, of the total costs that TMC will incur to repair or replace product parts that fail while still under warranty, as well as the costs of recalls and other safety measures. The amount of liabilities for quality assurance is estimated primarily based on currently available information such as historical experience of repair costs and product failures. [Unconsolidated balance sheet] 1. Accumulated depreciation of property, plant and equipment 3,864,356 million yen 2. Receivables from and payables to subsidiaries and affiliates Short-term receivables 4,279,404 million yen Long-term receivables 141,224 million yen Short-term payables 2,307,137 million yen Long-term payables 110,000 million yen 3. The retirement benefit trust is established to appropriate the retirement benefits of the corporate pension plan. No portion of the trust offsets the severance indemnity plan. [Unconsolidated statement of income] Transactions with subsidiaries and affiliates Net sales 11,932,550 million yen Purchases 8,041,241 million yen Non-operating transactions 1,433,461 million yen [Unconsolidated statement of changes in net assets] Type and number of treasury stock at the end of FY2024 Common stock 2,840,815,433 shares [Tax effect accounting] TMC has adopted the group tax sharing system. In addition, TMC accounts for and discloses income taxes, local income taxes, and tax effect accounting in accordance with the “Practical Solution on the Accounting and Disclosure Under the Group Tax Sharing System” (PITF No. 42, August 12, 2021). Deferred tax assets mainly relate to accrued expenses, impairment losses on securities, and depreciable assets, and are netted with valuation allowance. Deferred tax liabilities mainly relate to net unrealized gains on other securities. 92

[Related-party transactions] 1. Subsidiaries, affiliates, etc. Balances as Transaction Voting Description of Account of the end of Category Name Transaction amounts Interests Relationship name the fiscal year (million yen) (million yen) Trade Mainly vehicle Toyota Motor Holding 3,058,813 accounts 390,526 Sales of TMC sales (Note 1) Subsidiary Sales, U.S.A., Indirect receivable products Inc. 100.00% Loan of funds 847,799 Loans 1,028,123 (Note 2) (Note 2) Toyota Motor Holding Sales of TMC Loan of funds 307,740 Subsidiary Europe Direct Loans 423,814 products (Note 2) (Note 2) NV/SA 100.00% Daihatsu Holding Purchase of Deposit of 316,176 Deposits Subsidiary Motor Co., Direct Daihatsu Motor 217,451 funds (Note 2) (Note 2) received Ltd. 100.00% products Deposit of Toyota Toyota Holding Financial Services Financial Deposit of 284,582 Deposits Subsidiary Direct funds 413,390 Services funds (Note 2) (Note 2) received 100.00% Concurrent posting Corporation of directors Note : 1. Terms of transactions, including price terms, are determined through negotiations. 2. The interest rates of loan of funds and deposit of funds are determined based on the market interest rate. The transaction amount represents average balance during the fiscal year. 93

2. Members of the Board of Directors, Audit & Supervisory Board Members, major shareholders, etc. Balances as Voting Transaction Description of Account of the end of Category Name Interests Transaction amounts Relationship name the fiscal year in TMC (million yen) (million yen) TMC Acquisition of Held Chairman of the executive shares in Akio Toyoda Direct Board of Directors of 5,169 or close subsidiaries 0.17% TMC relatives (Note 1) Payment for Outsourcing outsourcing Other Company, 437 116 (participating in service payables etc. with a (Note 3) motorsport majority of competitions, Income from its voting evaluating vehicle sales, Other interests ROOKIE 19 7 prototypes, etc.) etc. receivables held by Racing, Inc. Vehicle sales (Note 3) TMC (Note 2) Dispatch of Salaries of executives secondees secondees/ or their Business support Income from Other close 230 11 Concurrent posting of business receivables relatives directors support, etc. (Note 3) Note : 1. The acquisition cost of the equity securities of subsidiaries are determined upon mutual consultation based on third-party appraisal. 2. Mr. Akio Toyoda, who is Chairman of the Board of Directors of TMC, indirectly holds 100.00% of the voting interests. 3. Terms and conditions of transactions are determined through appropriate negotiations taking into account costs incurred, etc. [Earnings per share] (Amounts are rounded to the nearest hundredth digit yen) 1. Net assets per common stock 1,516.98 yen 2. Net income per common stock 325.61 yen 94

Independent Auditor’s Report (English Translation*) May 2, 2024 To the Board of Directors of Toyota Motor Corporation PricewaterhouseCoopers Japan LLC Nagoya office Hitoshi Kiuchi, CPA Designated limited liability Partner Engagement Partner Takeshi Yamaguchi, CPA Designated limited liability Partner Engagement Partner Koji Sugimoto, CPA Designated limited liability Partner Engagement Partner Shuichi Hiraiwa, CPA Designated limited liability Partner Engagement Partner Opinion We have audited, pursuant to Article 444 (4) of the Companies Act of Japan, the accompanying consolidated financial statements, which comprise the consolidated statement of financial position, the consolidated statement of income, the consolidated statement of changes in equity, and the notes to the consolidated financial statements, of Toyota Motor Corporation and its subsidiaries (hereinafter referred to as the “Company”) for the fiscal year from April 1, 2023 to March 31, 2024. In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position and its financial performance for the period covered by the consolidated financial statements in accordance with the latter part of Article 120 (1) of the Ordinance on Accounting of Companies that allow the partial omission of the disclosure items required by International Financial Reporting Standards. Basis for Opinion We conducted our audit in accordance with auditing standards generally accepted in Japan. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements in Japan that are relevant to our audit of the consolidated financial statements, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. Other Information The other information comprises the business report and its accompanying supplementary schedules. Management is responsible for the preparation and disclosure of the other information. In addition, the Audit & Supervisory Board and its members are responsible for overseeing the directors’ execution of their duties in designing and operating the reporting process over the other information. Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon. In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or to remain alert for whether there are the indications that the other information appears to be materially misstated beyond such material inconsistencies. 95

If, based on the work we have performed, we conclude that there is a material misstatement of the other information, we are required to report that fact. We have nothing to report in this regard. Responsibilities of Management, the Audit & Supervisory Board and its members for the Consolidated Financial Statements Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the latter part of Article 120 (1) of the Ordinance on Accounting of Companies that allow the partial omission of the disclosure items required by International Financial Reporting Standards, and for design and operating effectiveness of such internal control as management determines is necessary to enable the preparation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error. In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern and disclosing, as applicable, matters related to going concern in accordance with the latter part of Article 120 (1) of the Ordinance on Accounting of Companies that allow the partial omission of the disclosure items required by International Financial Reporting Standards. The Audit & Supervisory Board and its members are responsible for overseeing the directors’ execution of their duties in designing and operating effectiveness of the Company’s financial reporting process. Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements Our responsibilities are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an independent auditor’s report that includes our opinion. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements. As part of an audit in accordance with auditing standards generally accepted in Japan, we exercise professional judgment and maintain professional skepticism throughout the audit. We also: Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks. The procedures selected depend on the auditor’s judgment. In addition, we obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances when assessing the risks, while the purpose of the consolidated financial statement audit is not to express an opinion on the effectiveness of the Company’s internal control. Evaluate the appropriateness of accounting policies and their applications which management adopted, the reasonableness of the accounting estimates and the appropriateness of the related disclosures made by management. Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern. Assess whether the presentation of the consolidated financial statements and related notes are prepared in accordance with the latter part of Article 120 (1) of the Ordinance on Accounting of Companies that allow the partial omission of the disclosure items required by International Financial Reporting Standards, as well as whether the presentation, composition, and content of the consolidated financial statements and related notes properly present the transactions and accounting events on which the consolidated financial statements are based. Obtain sufficient and appropriate audit evidence about the financial information of the Company to express an opinion on the consolidated financial statements. The auditor is responsible for the direction, supervision, and implementation of the audit of the consolidated financial statements. The auditor is solely responsible for the audit opinion. We communicate with the Audit & Supervisory Board and its members regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit and other matters required by auditing standards. We also provide the Audit & Supervisory Board and its members with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied to reduce threats to an acceptable level. 96

Interest required to be disclosed by the Certified Public Accountants Act of Japan Our firm and its designated engagement partners do not have any interest in the Company that is required to be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan. * Notes to the Readers of Independent Auditor’s Report This is an English translation of the Independent Auditor’s Report as required by the Companies Act of Japan for the conveniences of the readers. 97

Independent Auditor’s Report (English Translation*) May 2, 2024 To the Board of Directors of Toyota Motor Corporation PricewaterhouseCoopers Japan LLC Nagoya office Hitoshi Kiuchi, CPA Designated limited liability Partner Engagement Partner Takeshi Yamaguchi, CPA Designated limited liability Partner Engagement Partner Koji Sugimoto, CPA Designated limited liability Partner Engagement Partner Shuichi Hiraiwa, CPA Designated limited liability Partner Engagement Partner Opinion We have audited, pursuant to Article 436 (2) (i) of the Companies Act of Japan, the accompanying financial statements, which comprise the balance sheet, statement of income, statement of changes in net assets and notes to the financial statements, and the supplementary schedules of Toyota Motor Corporation (hereinafter referred to as the “Company”) for the 120th fiscal year from April 1, 2023 to March 31, 2024. In our opinion, the financial statements and the supplementary schedules referred to above present fairly, in all material respects, the financial position and its financial performance for the period covered by the financial statements and the supplementary schedules in accordance with accounting principles generally accepted in Japan. Basis for Opinion We conducted our audit in accordance with auditing standards generally accepted in Japan. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements and the Supplementary Schedules section of our report. We are independent of the Company in accordance with the ethical requirements in Japan that are relevant to our audit of the financial statements and the supplementary schedules, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. Other Information The other information comprises the business report and its accompanying supplementary schedules. Management is responsible for the preparation and disclosure of the other information. In addition, the Audit & Supervisory Board and its members are responsible for overseeing the directors’ execution of their duties in designing and operating the reporting process over the other information. Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon. In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or to remain alert for whether there are the indications that the other information appears to be materially misstated beyond such material inconsistencies. If, based on the work we have performed, we conclude that there is a material misstatement of the other information, we are required to report that fact. We have nothing to report in this regard. 98

Responsibilities of Management and the Audit & Supervisory Board and its members for the Financial Statements and the Supplementary Schedules Management is responsible for the preparation and fair presentation of the financial statements and the supplementary schedules in accordance with accounting principles generally accepted in Japan, and for design and operating effectiveness of such internal control as management determines is necessary to enable the preparation of the financial statements and the supplementary schedules that are free from material misstatement, whether due to fraud or error. In preparing the financial statements and the supplementary schedules, management is responsible for assessing the Company’s ability to continue as a going concern and disclosing, as applicable, matters related to going concern in accordance with accounting principles generally accepted in Japan. The Audit & Supervisory Board and its members are responsible for overseeing the directors’ execution of their duties in designing and operating effectiveness of the Company’s financial reporting process. Auditor’s Responsibilities for the Audit of the Financial Statements and the Supplementary Schedules Our responsibilities are to obtain reasonable assurance about whether the financial statements and the supplementary schedules as a whole are free from material misstatement, whether due to fraud or error, and to issue an independent auditor’s report that includes our opinion. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements and the supplementary schedules. As part of an audit in accordance with auditing standards generally accepted in Japan, we exercise professional judgment and maintain professional skepticism throughout the audit. We also: Identify and assess the risks of material misstatement of the financial statements and the supplementary schedules, whether due to fraud or error, design and perform audit procedures responsive to those risks. The procedures selected depend on the auditor’s judgment. In addition, we obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances when assessing the risks, while the purpose of the audit of financial statements and the supplementary schedules is not to express an opinion on the effectiveness of the Company’s internal control. Evaluate the appropriateness of accounting policies and their applications which management adopted, the reasonableness of the accounting estimates and the appropriateness of related disclosures made by management. Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements and the supplementary schedules or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern. Evaluate whether the presentation and disclosures of the financial statements and the supplementary schedules are in accordance with accounting principles generally accepted in Japan, the overall presentation, structure and content of the financial statements and the supplementary schedules, including the disclosures, and whether the financial statements and the supplementary schedules represent the underlying transactions and events in a manner that achieves fair presentation. We communicate with the Audit & Supervisory Board and its members regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit and other matters required by auditing standards. We also provide the Audit & Supervisory Board and its members with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied to reduce threats to an acceptable level. Interest required to be disclosed by the Certified Public Accountants Act of Japan Our firm and its designated engagement partners do not have any interest in the Company which is required to be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan. * Notes to the Readers of Independent Auditor’s Report This is an English translation of the Independent Auditor’s Report as required by the Companies Act of Japan for the conveniences of the readers. 99

Audit & Supervisory Board’s Report Audit Report The Audit & Supervisory Board has discussed and prepared this Audit Report based on the audit reports prepared by each of the Audit & Supervisory Board Members pertaining to the conduct of duties by Members of the Board of Directors of Toyota Motor Corporation during FY2024 extending from April 1, 2023 through March 31, 2024, and reports as follows. 1. Methods and contents of Audit by the Audit & Supervisory Board Members and the Audit & Supervisory Board (1) Auditing method of the Audit & Supervisory Board The Audit & Supervisory Board determined the audit policies and audit plan, received a report from each Audit & Supervisory Board Member on the audit and its results, and received reports from Members of the Board of Directors and senior executives and Accounting Auditor on the execution of their duties. (2) Methods and contents of Audit by the Audit & Supervisory Board Members 1) Based on the audit policies and audit plan adopted by the Audit & Supervisory Board, each Audit & Supervisory Board Member communicated with Members of the Board of Directors and senior executives and other Audit & Supervisory Board Members, collected information, developed an auditing environment, attended the Board of Directors’ meetings and other important meetings, and received reports from Members of the Board of Directors and senior executives on the execution of their duties. The Audit & Supervisory Board Members also reviewed important documents and surveyed operations and assets at the company head office, production facilities, and business offices. The Audit & Supervisory Board Members exchanged opinions and information with Members of the Board of Directors and senior executives and Audit & Supervisory Board Members of the subsidiaries, and received reports on business from them, as needed. 2) Concerning the unconsolidated financial statements (unconsolidated balance sheets, unconsolidated statements of income, unconsolidated statements of changes in net assets, and notes to the unconsolidated financial statements) and supplementary schedules and consolidated financial statements (consolidated statement of financial position, consolidated statements of income, consolidated statement of changes in equity, and notes to the consolidated financial statements), each Audit & Supervisory Board Member received reports from Members of the Board of Directors and senior executives and received reports from the Accounting Auditor on its audit and the results. The Audit & Supervisory Board Members also received notice from the Accounting Auditor confirming that the “systems to ensure the appropriate execution of duties by the Accounting Auditor” (as described in each of the items of Article 131 of the Ordinance on Accounting of Companies) has been properly developed. 2. Results of Audit (1) Audit results concerning the business report and others 1) The business report and supplementary schedules accurately represent the company’s situation as required by laws and regulations and the Articles of Incorporation. 2) No irregularity or violation of applicable laws or regulations or the Articles of Incorporation was found with respect to the execution of duties by Members of the Board of Directors. 3) Resolutions of the Board of Directors concerning the internal control system (as stipulated in Article 362, Paragraph 4, Item 6 of the Companies Act of Japan and Article 100, Paragraphs 1 and 3 of the Enforcement Regulations of the Companies Act) are appropriate. We have nothing to point out concerning the execution of duties by Members of the Board of Directors with respect to the internal control system. 100

(2) Audit results concerning unconsolidated financial statements and supplementary schedules The auditing method of PricewaterhouseCoopers Japan LLC, the Accounting Auditor, and the results of the audit, are appropriate. (3) Audit results of consolidated financial statements The auditing method of PricewaterhouseCoopers Japan LLC, the Accounting Auditor, and the results of the audit, are appropriate. As stated in the business report, we will continue to monitor progress in measures to prevent recurrence involving the certification misconduct at Hino Motors, Ltd. and Daihatsu Motor Co., Ltd. as we verify the company’s efforts to improve governance on a consolidated basis. May 7, 2024 Audit & Supervisory Board of Toyota Motor Corporation Full-time Audit & Supervisory Board Member Outside Audit & Supervisory Board Member Masahide Yasuda George Olcott Full-time Audit & Supervisory Board Member Outside Audit & Supervisory Board Member Katsuyuki Ogura Ryuji Sakai Full-time Audit & Supervisory Board Member Outside Audit & Supervisory Board Member Takeshi Shirane Catherine O’Connell 101

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Organizational Structure (as of May 2024)



Koji Sato
President
Chief Executive Officer

Operating Officers



Hiroki Nakajima
Executive Vice President
Chief Technology Officer



Yoichi Miyazaki
Executive Vice President
Chief Financial Officer
Chief Competitive Officer



Tetsuo Ogawa
Chief Executive Officer,
North America Region



Tatsuro Ueda
Chief Executive Officer,
China Region



Jun Nagata
Chief Risk Officer
Chief Compliance Officer



Simon Humphries
Chief Branding Officer



Kazuaki Shingo
Chief Production Officer

Head Office

Takero Kato
BEV Factory
(President)

Mitsumasa Yamagata
Hydrogen Factory
(President)

Nobuhiko Koga
Fronier Reaserch Center
(President)

Kyogo Onoue
TPS Group
(Chief Officer)

Isao Nakanishi
Business Development Group
(Chief Officer)

Hiroyuki Ueda
External & Public Affairs Group
(Chief Officer)

Takanori Azuma
Chief Human Resources Officer
General Administration & Human Resources Group
(Chief Officer)

Toshiyuki Hibi
Information Systems Group
(Chief Officer)

Masahiro Yamamoto
Accounting Group
(Chief Officer)

Hiroyoshi Korosue
Sales Financial Businesss Group
(Chief Officer)

Kazunari Kumakura
Purchasings Group
(Chief Officer)

Shinji Miyamoto
Global Chief Quality Officer
Customer First Promotions Group
(Chief Officer)

Takahiro Imura
Productions Group
(Chief Officer)

103

Business Unit

Region

Tetsuo Ogawa
North America Region
(Chief Executive Officer)

Yoshihiro Nakata
Europe Region
(Chief Executive Officer)

Shigeki Tomoyama
Japan Sales Business Group
(Chief Officer)

Tatsuro Ueda
China Region
(Chief Executive Officer)

Masahiko Maeda
Asia Region
(Chief Executive Officer)

Masakazu Yoshimura
India - Middle East - East Asia & Oceania Region
(Chief Executive Officer)

Rafael Chang
Latin America & Caribbean Region
(Chief Executive Officer)

Product

Hirofumi Inoue
Advanced R&D and Engineering Co.
(President)

Keiji Kaita
CN Development Center
(President)

Akihiro Sarada
Software Development Center
(President)

Takahiro Ishijima
Vehicle Development Center
(President)

Kazuaki Shingo
Toyota Compact Car Company
(President)

Hiroki Nakajima
Mid-size Vehicle Company
(President)

Takanori Kimata
CV Company
(President)

Takashi Watanabe
Lexus International Co.
(President)

Takashi Uehara
Powertrain Company
(President)

Motoki Watanabe
Production Engineering Development Center
(President)

Tomoya Takahashi
GAZOO Racing Co.
(President)

Fellow

Takeshi Uchiyamada
Executive Fellow

Mitsuru Kawai
Executive Fellow
Oyaji

Koji Kobayashi
Executive Fellow
Banto

Shigeki Tomoyama
Executive Fellow

Gill A. Pratt
Chief Scientist and Executive Fellow for Research

Masashi Asakura
Senior Fellow

Keiji Yamamoto
Senior Fellow
Chief Information & Security Officer

Yumi Otsuka
Senior Fellow
Chief Sustainability Officer

James Kuffner
Senior Fellow

104

Investor Information Shareholders’ Meeting https://global.toyota/en/ir/stock/shareholders Integrated Report https://global.toyota/en/ir/library/annual SEC Filings https://global.toyota/en/ir/library/sec Financial Results https://global.toyota/en/ir/financial-results Sustainability Data Book https://global.toyota/en/sustainability/report/sdb 105